Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
RC2 CORPORATION
at
$27.90 NET PER SHARE
by
GALAXY DREAM CORPORATION
a wholly owned indirect subsidiary of
TOMY COMPANY, LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF APRIL 20, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

Galaxy Dream Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of RC2 Corporation, a Delaware corporation (“RC2”), at a purchase price of $27.90 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 10, 2011 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and RC2. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into RC2 (the “Merger”), with RC2 continuing as the surviving corporation, indirectly wholly owned by Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of RC2 or by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which Shares will be canceled and extinguished, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive $27.90 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition and the Antitrust Condition (each as described below). The Minimum Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer represent at least a majority of the Shares outstanding on a fully-diluted basis, excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures. The Antitrust Condition requires that (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated and (ii) all approvals, clearances, filings or waiting periods or consents of governmental authorities required pursuant to any foreign antitrust laws applicable to the Offer or the Merger have expired, are deemed to have expired, or have been made or received or deemed received, as the case may be. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The RC2 board of directors has, by a unanimous vote of those voting at a meeting at which all the directors of RC2 were present, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the stockholders of RC2 and (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The RC2 board of directors recommends, by the unanimous vote of the directors who voted, that RC2’s stockholders accept the Offer and tender their Shares into the Offer and, if necessary, approve and adopt the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-i through S-viii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

March 24, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together (except in the case of Shares held in a book-entry/direct registration account maintained by RC2’s transfer agent) with certificates representing the Shares tendered or follow the procedure for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares. If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor
New York, New York 10022

Stockholders may call toll free (877) 869-0171
Banks and Brokers may call collect (212) 297-0720
Email: info@okapipartners.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase or the Letter of Transmittal. You are urged to read carefully this Offer to Purchase and the Letter of Transmittal in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning RC2 contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by RC2 or has been taken from or is based upon publicly available documents or records of RC2 on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to RC2 provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share, of RC2 Corporation, a Delaware corporation
Price Offered Per Share	$27.90 in cash, without interest thereon and less any applicable withholding taxes
Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of April 20, 2011, unless the Offer is extended. See Section 1 — “Terms of the Offer.”
Purchaser	Galaxy Dream Corporation, a Delaware corporation and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan

Who is offering to buy my securities?

Galaxy Dream Corporation, a Delaware corporation (“Purchaser”), which was formed for the purpose of making the Offer, is offering to buy your Shares. Purchaser is a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan, or “Parent.” See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent and Purchaser.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 10, 2011, among Parent, Purchaser and RC2 Corporation (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into RC2 (the “Merger”). See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” and Section 15 — “Certain Conditions of the Offer.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to TOMY Company, Ltd. alone, the term “Purchaser” to refer to Galaxy Dream Corporation alone and the term “RC2” refers to RC2 Corporation.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of RC2 upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer, as it may be amended or supplemented from time to time, and we use the term “Shares” to refer to shares of RC2 common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

S-i

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $27.90 per Share, in cash, without interest and less any applicable withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you hold your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes, we have sufficient resources available to us. We estimate that we will need approximately $698 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which includes making payment in respect of outstanding in-the-money options, stock appreciation rights and unvested restricted stock and restricted stock units), to repay certain existing debt of RC2 and to pay related transaction fees and expenses. Purchaser has obtained commitments from Sumitomo Mitsui Banking Corporation for debt financing of up to ¥50 billion (the approximate equivalent of $620 million). Purchaser anticipates funding these payments with a combination of cash on hand, debt financing and, with respect to payments subsequent to the completion of the Merger, certain cash on hand of RC2.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of April 20, 2011, to tender your Shares in the Offer, unless we extend the Offer, in which event you will have until the date and time to which the Offer has been so extended. In this Offer to Purchase, we refer to the date and time of expiration of the Offer, as it may be extended, as the “Expiration Date.” If you cannot deliver everything that is required in order to make a valid tender by the Expiration Date, you may be able to use a guaranteed delivery procedure, which is described in this Offer to Purchase. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

S-ii

Can the Offer be extended and under what circumstances?

Yes. Pursuant to the Merger Agreement, we are required to extend the Offer beyond the initial Expiration Date:

•	until April 25, 2011, if RC2 has delivered to us a written notice identifying an Extension Excluded Party (as defined in Section 11 — “The Merger Agreement; Other Agreements — No Solicitation”) in accordance with the Merger Agreement;

•	for any period required by any rule, regulation or interpretation of the SEC or its staff or the NASDAQ Stock Market applicable to the Offer;

•	until the Antitrust Condition is satisfied or waived, for one or more periods of no more than five business days each (or such longer period as Parent and RC2 may agree); provided that we will not be required to extend the Offer beyond September 10, 2011 (the “Outside Date”) or at any time that Parent or Purchaser is permitted to terminate the Merger Agreement; and

•	if on any scheduled Expiration Date, the Minimum Condition is not satisfied but all other conditions to the Offer are satisfied, for a five business day period on a single occasion; provided that we will not be required to extend the Offer beyond the Outside Date or at any time that Parent or Purchaser is permitted to terminate the Merger Agreement.

In addition, if, on any scheduled Expiration Date, all conditions to the Offer have not been satisfied or waived, we may, in our sole discretion, extend the Offer for one or more periods of not more than five business days each beyond such Expiration Date; provided that we may not extend the Offer to any date occurring after the Outside Date. We may also, in our sole discretion, increase the Offer Price and extend the Offer to the extent required by applicable law in connection with such increase.

We may also, in our sole discretion, choose to provide for a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of at least three business days and not more than 20 business days to meet the objective that there be validly tendered, in accordance with the terms of the Offer, prior to the Expiration Date and not validly withdrawn a number of Shares, which when added to the Shares already owned by Parent, Purchaser or any of Parent’s other subsidiaries, represent at least 90% of the then outstanding Shares (including following the exercise of the Top-Up Option (as described below)). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire (in the case of an election by us to provide a subsequent offering period) or the date of the previously-scheduled termination of the prior subsequent offering period (in the case of an election by us to extend the subsequent offering period).

See Section 1 — “Terms of the Offer.”

S-iii

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition and the Antitrust Condition. The Minimum Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer represent at least a majority of the Shares outstanding on a fully-diluted basis, excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures. The Antitrust Condition requires that (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated and (ii) all approvals, clearances, filings or waiting periods or consents of governmental authorities required pursuant to any foreign antitrust laws applicable to the Offer or the Merger have expired, are deemed to have expired, or have been made or received or deemed received, as the case may be. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.” We expressly reserve the right to waive any of the conditions to the Offer and to make other changes in the terms and conditions of the Offer, but we cannot, without RC2’s prior written consent (1) decrease the Offer Price, (2) decrease the number of Shares sought in the Offer, (3) amend or waive the Minimum Condition, (4) change the form of consideration payable in the Offer, (5) impose conditions to the Offer that are in addition to the Minimum Condition, the Antitrust Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer,” (6) extend the Expiration Date of the Offer in any manner other than as permitted by the Merger Agreement or (7) amend any of the terms and conditions of the Offer in any manner adverse to the holders of Shares.

See Section 1 — “Terms of the Offer” and Section 15 — “Certain Conditions of the Offer.”

Have any RC2 stockholders agreed with Parent or Purchaser to tender their Shares?

No. We have not entered into any agreements with RC2 stockholders under which those stockholders have agreed to tender Shares in the Offer.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer (1) in the case of Shares represented by certificates, by delivering to the Depositary a completed and signed Letter of Transmittal, the certificates representing your Shares and any other documents required by the Letter of Transmittal, (2) in the case of Shares held in a book-entry/direct registration account maintained by RC2’s transfer agent (and not through a financial institution that holds the Shares in book-entry form as a participant in the system of The Depositary Trust Company), by delivering to the Depositary a completed and signed Letter of Transmittal or (3) if you are a participant in the system of The Depositary Trust Company, by following the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, in each case not later than the date and time the Offer (or subsequent offering period, if any) expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee, not later than the date and time the Offer expires, that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within three NASDAQ Global Select Market trading days after the date of execution of the Notice of Guaranteed Delivery by the eligible institution. These procedures for guaranteed delivery may not be used during any subsequent offering period.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

S-iv

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. Pursuant to Section 14(d)(5) of the Exchange Act, however, Shares may be withdrawn at any time after May 22, 2011, which is 60 days from the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the RC2 board of directors think of the Offer?

The RC2 board of directors has, by a unanimous vote of those voting at a meeting at which all the directors of RC2 were present, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the stockholders of RC2 and (2) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The RC2 board of directors recommends, by the unanimous vote of the directors who voted, that RC2’s stockholders accept the Offer and tender their Shares into the Offer and, if necessary, approve and adopt the Merger Agreement.

A more complete description of the reasons of the RC2 board of directors’ approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of RC2.

If the Offer is completed, will RC2 continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. If the Merger takes place, RC2 no longer will be publicly owned and will cease to be listed on the NASDAQ Global Select Market (“Nasdaq”), and RC2 will cease to make filings with the SEC and to comply with the SEC rules regarding public companies. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that RC2’s common stock will no longer be eligible to be traded through the Nasdaq or other securities exchanges, there may not be an active public trading market for RC2 common stock and RC2 may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into RC2 and all of the then outstanding Shares (other than Shares held (1) in the treasury of RC2 or by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which Shares will be canceled and extinguished, or (2) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive $27.90 or any greater per Share price paid in the Offer, without interest and less any applicable withholding taxes. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of RC2. Furthermore, if pursuant to the Offer or otherwise we own at least 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of RC2.

See Section 11 — “The Merger Agreement; Other Agreements.”

S-v

If the Merger is consummated, RC2’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (1) you will be paid earlier if you tender your Shares in the Offer and (2) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of RC2’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares, and the Shares that remain outstanding after the Offer may no longer be eligible to be traded through Nasdaq or other securities exchanges. Also, as described in Section 13 — “Certain Effects of the Offer” below, RC2 may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On March 9, 2011, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $21.93. On March 23, 2011, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $28.19. The Offer Price represents a 27.2% premium over the March 9, 2011 closing stock price. We encourage you to obtain a recent price for Shares in deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, we have the option, subject to certain limitations, to purchase from RC2, at a price per Share equal to the Offer Price, a number of newly issued Shares sufficient to cause us to own, immediately after the issuance of those Shares, one share more than 90% of the Shares then outstanding. We may exercise this option, in whole but not in part, at any time on or after the date we accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer and prior to earlier to occur of (1) the effective time of the Merger, referred to as the “Effective Time,” and (2) the termination of the Merger Agreement in accordance with its terms. We refer to this option as the “Top-Up Option.” The Top-Up Option cannot be exercised if the number of Shares to be issued pursuant to the Top-Up Option would exceed the number of authorized and unissued Shares not otherwise reserved for issuance. Subject to the terms and conditions of the Merger Agreement, we might exercise the Top-Up Option if, after our acceptance of, and payment for, Shares pursuant to the Offer, we have not acquired at least 90% of the then outstanding Shares.

See Section 11— “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for RC2 — Short-Form Merger.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger (if a vote on the Merger is held), subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. If and when we consummate the Merger, if you perfect your appraisal rights in accordance with Delaware law, you may receive an amount that is different from the consideration being paid in the Merger.

See Section 17 — “Appraisal Rights.”

S-vi

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under any RC2 equity compensation plan (“Options”). Pursuant to the Merger Agreement, other than with respect to certain Options held by certain officers and other employees of RC2 party to an employment related agreement described in Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements,” each Option having an exercise price per Share that is less than the Offer Price and that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be canceled at the Effective Time without any action on the part of the holder of any Option in consideration for the right immediately following the Effective Time to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to such Option. Options with a per Share exercise price that is equal to or greater than the Offer Price and that are outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be, at the Effective Time, canceled without consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options and Stock Appreciation Rights.”

What will happen to my stock appreciation rights in the Offer?

The Offer is made only for Shares and is not made for any stock appreciation rights, including stock appreciation rights that were granted under any RC2 equity compensation plan (“SARs”). Pursuant to the Merger Agreement, other than with respect to certain SARs held by certain officers and other employees of RC2 party to an employment related agreement described in Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements,” each SAR having an exercise price per Share that is less than the Offer Price and that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be canceled at the Effective Time without any action on the part of the holder of any SAR in consideration for the right immediately following the Effective Time to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the SAR for each Share subject to such SAR. SARs with a per Share exercise price that is equal to or greater than the Offer Price and that are outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be, at the Effective Time, canceled without consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options and Stock Appreciation Rights.”

What will happen to my unvested restricted stock in the Offer?

Other than with respect to certain shares of restricted stock held by certain officers and other employees of RC2 party to an employment related agreement described in Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements,” immediately prior to the Effective Time, but conditioned upon the Merger, each outstanding share of restricted stock granted pursuant to any RC2 equity compensation plan will become fully vested and free of restrictions and will be treated in accordance with the Merger Agreement in the same manner as other Shares outstanding immediately prior to the Effective Time.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Stock.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units, including restricted stock units that were granted under any RC2 equity compensation plan. Pursuant to the Merger Agreement, other than with respect to certain restricted stock units held by certain officers and other employees of RC2

S-vii

party to an employment related agreement described in Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements,” each restricted stock unit that is outstanding immediately prior to the Effective Time will be canceled at the Effective Time in consideration for the right to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the product of the target number of Shares subject to such restricted stock unit multiplied by the Offer Price. Such cash payment will be payable immediately following the Effective Time (or, if such restricted stock unit is subject to Section 409A of the Code, at such later date provided by the terms of such restricted stock unit).

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Stock Units.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 — “Certain United States Federal Income Tax Consequences to U.S. Holders of Shares” for a more detailed discussion of the tax treatment of the Offer and the Merger.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Whom should I call if I have questions about the Offer?

You may call Okapi Partners LLC at (877) 869-0171 (toll free). Banks and brokers may call collect at (212) 297-0720. Okapi Partners LLC is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase for additional contact information.

S-viii

To the Holders of
Shares of Common Stock of RC2 Corporation:

INTRODUCTION

Galaxy Dream Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of RC2 Corporation, a Delaware corporation (“RC2”), at a purchase price of $27.90 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of March 10, 2011 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and RC2. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into RC2 (the “Merger”) with RC2 continuing as the surviving corporation, indirectly wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held (1) in the treasury of RC2 or by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which Shares will be canceled and extinguished, or (2) by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”) will be canceled and converted into the right to receive $27.90 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of RC2 stock options, stock appreciation rights, restricted stock and restricted stock units.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The RC2 board of directors has, by a unanimous vote of those voting at a meeting at which all the directors of RC2 were present, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the stockholders of RC2 and (2) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The RC2 board of directors recommends, by the unanimous vote of the directors who voted, that RC2’s stockholders accept the Offer and tender their Shares into the Offer and, if necessary, approve and adopt the Merger Agreement.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition and the Antitrust Condition (each as described below). The Minimum Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to expiration of the Offer represent at least a majority of the Shares outstanding on a fully-diluted basis, excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures. The Antitrust Condition requires that (1) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) has expired or been terminated and (2) all approvals, clearances, filings or waiting periods or consents of governmental authorities required pursuant to any foreign antitrust laws applicable to the Offer or the Merger have expired, are deemed to have expired, or have been made or received or deemed received, as the case may be. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

RC2 has advised Parent that, on March 10, 2011, Robert W. Baird & Co. Incorporated (“Baird”), RC2’s financial advisor in connection with the Offer and the Merger, rendered its opinion to RC2’s board of directors to the effect that, based upon and subject to the contents of such opinion, including the various assumptions, qualifications and limitations set forth therein and as of such date, the consideration to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger, taken in the aggregate, was fair, from a financial point of view, to such holders. The full text of the written opinion of Baird, dated March 10, 2011, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Baird in rendering such opinion, will be attached as an annex to RC2’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission (“SEC”) and mailed to RC2’s stockholders by RC2. Baird’s opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, to the holders of the Shares (other than Parent and its affiliates) of the consideration to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger and does not constitute a recommendation to RC2’s board of directors, any of RC2’s stockholders, or any other person as to how any such person should vote or act with respect to the Offer or the Merger or whether any RC2 stockholder should tender Shares in the Offer or any other offer.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of RC2, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of RC2’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of RC2’s stockholders. If we accept and purchase Shares in the Offer, we will have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of RC2. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if Parent or Purchaser acquires at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option), Parent, Purchaser and RC2 agreed, subject to the conditions to the Merger specified in the Merger Agreement, to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of RC2, in accordance with Section 253 of the Delaware General Corporation Law (as amended, the “DGCL”).

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and promptly after the Expiration Date pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of April 20 2010, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction or waiver (to the extent permitted under the Merger Agreement) of the Minimum Condition, the Antitrust Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, we expressly reserve the right, in our sole discretion, at any time or from time to time, (1) to terminate the Offer if any of the conditions set forth in Section 15 — “Certain Conditions of the Offer” have not been satisfied, (2) to waive any condition to the Offer or (3) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by us as described in the preceding paragraph are in addition to the rights described in Section 15 — “Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Under the Merger Agreement, we expressly reserve the right to waive any of the conditions to the Offer and to make other changes in the terms and conditions of the Offer, except that, without the prior written consent of RC2, we will not: (1) amend or waive the Minimum Condition; (2) decrease the Offer Price; (3) decrease the number of Shares sought in the Offer; (4) change the form of consideration payable in the Offer; (5) impose conditions to the Offer that are in addition to the Offer Conditions; (6) extend the Expiration Date of the Offer in any manner other than as permitted under the Merger Agreement; or (7) amend any of the terms and conditions to the Offer in any manner adverse to holders of Shares.

Under the Merger Agreement we may, from time to time, in our sole discretion, extend the Offer for one or more periods of not more than five business days each beyond the Expiration Date, if on any scheduled Expiration Date, any of the conditions to the Offer are not satisfied or waived; provided that we are not entitled to extend the Offer beyond September 10, 2011 In addition, under the Merger Agreement, we may increase the Offer Price and extend the Offer to the extent required by applicable law in connection with such increase in each case in our sole discretion and without RC2’s consent.

Under the Merger Agreement, we must extend the Offer: (1) until April 25, 2011, if there is one or more Extension Excluded Parties as of the Extension Excluded Party Notice Date and RC2 has delivered to Parent a written notice identifying such Extension Excluded Party (as defined in this Section 11 — “The Merger Agreement; Other Agreements — Go Shop”) in accordance with the Merger Agreement; (2) to the extent required by any rule, regulation, interpretation or position of the SEC or the SEC staff or Nasdaq applicable to the Offer; (3) for one or more periods of no more than five business days each (or such longer period as we and RC2 may agree) until the Antitrust Condition is satisfied or waived; provided that we are not required to extend the Offer beyond September 10, 2011 or at any time that we are entitled to terminate the Merger Agreement and (4) on a single occasion for a five business day period, if on any scheduled Expiration Date, the Minimum Condition is not satisfied but all other conditions set forth in Section 15 — “Certain Conditions of the Offer” are satisfied; provided that we are not required to extend the Offer beyond September 10, 2011 or at any time that we are entitled to terminate the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or prior to the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Under certain circumstances, we may terminate the Merger Agreement and the Offer. If the Merger Agreement is terminated pursuant to its terms, we will promptly (and in any event within 24 hours), irrevocably and unconditionally terminate the Offer. If we terminate the Offer, or the Merger Agreement is terminated prior to our acquisition of Shares in the Offer, the Depositary will promptly return, in accordance with applicable law, all Shares that have been tendered in the Offer to the registered holders of such Shares.

Under the Merger Agreement, we may, in our sole discretion, choose to provide for a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act of not more than 20 business days to meet the objective that there be validly tendered, in accordance with the terms of the Offer, prior to the Expiration Date and not validly withdrawn a number of Shares, which when added to the Shares already owned by Parent, Purchaser or any of Parent’s other subsidiaries, represent at least 90% of the then outstanding Shares (including following the exercise of the Top-Up Option (as defined below)). A subsequent offering period is different from an extension of the Offer. The subsequent offering period, if included, will be an additional period of at least three business days and not more than 20 business days, beginning on the next business day following the expiration of the Offer, during which stockholders may tender, but not withdraw, any of their remaining Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered and not validly withdrawn during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date (in the case of an election by us to provide a subsequent offering period) or date of the previously-scheduled termination of the subsequent offering period (in the case of an election by us to extend the subsequent offering period).

Under the Merger Agreement, we have the option (the “Top-Up Option”), upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase from RC2, at a price per Share equal to the Offer Price, a number of newly issued Shares that, when added to the number of Shares owned directly or indirectly by Parent or Purchaser or any of Parent’s other subsidiaries at the time of such exercise, will constitute one Share more than 90% of the Shares that will be outstanding immediately after issuance of those newly issued Shares. We may exercise the Top-Up Option, in whole but not in part, at any time on or after the date we accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer and prior to the earlier to occur of (1) the Effective Time and (2) the termination of the Merger Agreement in accordance with its terms. The Top-Up Option cannot be exercised if the number of Shares to be issued pursuant to the Top-Up Option would exceed the number of authorized and unissued Shares not otherwise reserved for issuance.

RC2 has provided us with RC2’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other tender offer materials to holders of Shares. Copies of the Offer to Purchase and the Letter of Transmittal, in each case as of March 24, 2011, will be mailed to record holders of Shares whose names appear on RC2’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly after the Expiration Date pay for Shares validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act and the terms of the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases (including during any subsequent offering period), we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (1) except in the case of Shares held in a book-entry/direct registration account maintained by RC2’s transfer agent (a “DRS Account”) (and not through a financial institution that is a participant in the system of DTC), the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (2) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any subsequent offering period), we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or (1) in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC, and (2) in the case of Shares tendered from a DRS Account, such Shares will be credited to the applicable DRS Account), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder to validly tender Shares pursuant to the Offer, either (1) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and, except in the case of Shares held in a book-entry/direct registration account maintained by RC2’s transfer agent (a “DRS Account”) (and not through a financial institution that is a participant in the system of DTC), either (A) the Share Certificates evidencing such Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date or the expiration of the subsequent offering period, if any or (2) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the expiration of the subsequent offering period, if any, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (2) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer or the tender of Shares from a DRS Account on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received on or prior to the Expiration Date by the Depositary as provided below; and

•	the Depositary receives, within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery either (1) in the case of Shares other than those held in a DRS Account, the Share Certificates (or a Book-Entry Confirmation) evidencing all such tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal or (2) in the case of Shares held in a DRS Account, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

The Notice of Guaranteed Delivery may be delivered by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. The procedures for guaranteed delivery above may not be used during any subsequent offering period.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (1) except with respect to Shares in a DRS Account, certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures described in this Section 3, (2) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Binding Agreement.  The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy.  By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual or special meeting of RC2’s stockholders or any adjournment or postponement thereof, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of RC2’s stockholders.

Information Reporting and Backup Withholding.  Payments made to stockholders of RC2 in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service (“IRS”). Non-U.S. stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after May 22, 2011, which is 60 days from the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares to be withdrawn were tendered from a DRS Account, the applicable notice of withdrawal must also specify the name and number of the DRS Account to be credited with such withdrawn Shares, and if Shares to be withdrawn have been tendered pursuant to the procedure for book-entry transfer as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the applicable notice of withdrawal must also specify the name and number of the account at DTC to be credited with such withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time on or prior to the Expiration Date or during the subsequent offering period, if any (except that Shares may not be re-tendered using the procedures for guaranteed delivery during any subsequent offering period).

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences to U.S. Holders of Shares.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of RC2 whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of RC2. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to stockholders of RC2 in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to holders of equity awards under RC2’s equity compensation plans, or to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation, and stockholders that beneficially own (actually or constructively), more than 5% of the total fair market value of the Shares). In addition, this summary does not address U.S. federal taxes other than income taxes.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (1) an individual citizen or resident of the United States; (2) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (3) an estate, the income of which is subject to United States federal income tax regardless of its source; or (4) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or an other entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a

Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

A U.S. Holder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Select Market (“Nasdaq”) under the symbol “RCRC.” As of the close of business on March 23, 2011, RC2 advised Parent that there were 21,659,048 Shares issued and outstanding (including 74,170 shares of unvested restricted stock).

The following table sets forth, for the periods indicated, the high and low sale prices per Share, as reported by Nasdaq based on published financial sources.

	High	Low

Year Ended December 31, 2009
First Quarter	$11.11	$3.22
Second Quarter	15.40	5.02
Third Quarter	17.72	12.44
Fourth Quarter	16.48	12.43
Year Ended December 31, 2010
First Quarter	$16.79	$14.00
Second Quarter	20.06	14.69
Third Quarter	21.60	14.54
Fourth Quarter	24.30	20.50
Year Ended December 31, 2011
First Quarter (through March 23, 2011)	$28.86	$19.12

On March 9, 2011, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $21.93. On March 23, 2011, the last full day of trading before the commencement of the offer, the reported closing sales price of the Shares on Nasdaq was $28.19. The Offer Price represents a 27.2% premium over the March 9, 2011 closing stock price. RC2 has not declared or paid a dividend in the past two years. According to RC2’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, RC2 currently intends to retain any earnings for use in operations to repay indebtedness and for expenses of RC2’s business and, therefore, it does not anticipate paying any cash dividends in the foreseeable future. Additionally, RC2’s credit agreement and the Merger Agreement prohibit RC2 from declaring or paying any dividends on any class or series of its capital stock. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning RC2.

Except as specifically set forth herein, the information concerning RC2 contained in this Offer to Purchase has been taken from or is based upon information furnished by RC2 or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to RC2’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning RC2, whether furnished by RC2 or contained in such documents and records, or for any failure by RC2 to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  RC2 is a Delaware corporation with its principal offices located at 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523. RC2’s telephone number is (630) 573-7200. The following description of RC2 and its business has been taken from RC2’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and is qualified in its entirety by reference to such Form 10-K. RC2 is a leading designer, producer and marketer of a broad range of innovative, high-quality products for mothers, infants, and toddlers, as well as toys and collectible products sold to preschoolers, youths and adults. RC2’s mother, infant, toddler and preschool products are primarily marketed under its Learning Curve® family of brands, which includes The First Years®, Lamaze® and JJ Cole® Collections brands, as well as popular and classic licensed properties such as Thomas & Friends, Bob the Builder, Special Agent Oso, Chuggington, Dinosaur Train, John Deere, Disney’s Winnie the Pooh, Princesses, Cars, Fairies and Toy Story, Ziploc, and other well-known properties. RC2 markets its youth and adult products primarily under the Johnny Lightning® and Ertl® brands. RC2 reaches its target consumers through multiple channels of distribution supporting more than 25,000 retail outlets throughout North America, Europe, Australia, Asia Pacific and South America.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, RC2 is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning RC2’s directors and officers, their remuneration, stock options granted to them, the principal holders of RC2’s securities, any material interests of such persons in transactions with RC2 and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on March 23, 2010 and distributed to RC2’s stockholders on or about March 26, 2010. Such information also will be available in RC2’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information filed by RC2 with the SEC are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including RC2, that file electronically with the SEC.

Financial Projections.  In connection with our due diligence review of RC2, RC2 made available to us certain non-public financial information about RC2, including financial projections prepared by RC2’s management. A summary of these projections is set forth below.

RC2 has advised us that its financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to RC2’s business, including the renewal of certain key licenses and achieving a high level of success in expanding RC2’s Chuggington product line, all of which are difficult to predict and many of which are beyond RC2’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks described in RC2’s periodic reports filed with the SEC. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

Important factors that may affect actual results and result in projected results not being achieved include those risk factors set forth in RC2’s filings with the SEC, including RC2’s annual report on Form 10-K for the year ended December 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K, including, but not limited to, competition for licenses used to market RC2 products; product recalls or claims or other product safety issues; market acceptance of new product offerings; increases in the cost of labor, transportation or raw materials; uncertainty and changes in general economic conditions; currency exchange rate fluctuations; competition in RC2’s markets; difficulties in integrating strategic acquisitions; inability to identify or complete future acquisitions; supply disruptions; collection of accounts receivable; certain international business risks; impairment charges; the restrictive covenants governing RC2’s indebtedness; trademark infringement or other intellectual property claims; the continued willingness of chain retailers to purchase and provide space for RC2’s products; and seasonality of sales of certain products.

RC2 has advised us that the financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by, and are the responsibility of, RC2’s management. Neither RC2’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of RC2, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. Neither RC2 nor Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither RC2 nor Purchaser or Parent intend to make publicly available any update or other revisions to the projections, except as required by law. None of RC2, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of RC2 compared to the information contained in the projections or that forecasted results will be achieved. RC2 has made no representation to us, in the Merger Agreement or otherwise, concerning the projections. Furthermore, neither RC2 nor Purchaser, Parent and any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Offer to Purchase to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by RC2 to us.

In light of the foregoing factors and the uncertainties inherent in the projections, RC2’s stockholders are cautioned not to place undue, if any, reliance on the projections.

	2011	2012	2013	2014	2015
	(In millions)

Net Sales	$521	$633	$688	$746	$808
Gross Profit	222	269	292	317	343
Adjusted EBITDA(1)	86	114	128	144	161

(1)	Adjusted EBITDA represents earnings before interest, income taxes, depreciation and amortization expense, plus stock-based compensation expense.

8.	Certain Information Concerning Parent and Purchaser.

Parent is a company organized under the laws of Japan. Its principal offices are located at 7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan. The telephone number of Parent’s principal offices is +81-3-5654-1288. Parent is a leading global toy and infant products company based in Japan and listed on the Tokyo Stock Exchange. Parent was originally formed in 1924 under the name Tomiyama Toy Seisakusho and is Japan’s largest global toy and children’s merchandise company with 25 subsidiaries and affiliated companies worldwide. Parent’s total sales for the fiscal year ended March 2010 equaled ¥178.7 billion (the approximate equivalent of $2.20 billion).

Purchaser is a Delaware corporation formed on March 1, 2011 solely for the purpose of completing the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the debt financing in connection with the Offer and the Merger. Purchaser’s principal offices are located at 7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the debt financing in connection with the Offer and the Merger. Upon the completion of the Merger, Purchaser will cease to exist and RC2 will continue as the surviving corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser’s principal offices and telephone number are the same as Parent’s.

Purchaser is a direct wholly owned subsidiary of TOMY Corporation, a Delaware corporation (“Tomy USA”), and Tomy USA is a direct wholly owned subsidiary of Parent. Tomy USA’s principal business is the same as Parent’s. Tomy USA’s principal offices are located at 3 Imperial Promenade, Suite 950, Santa Ana, California 92707. The telephone number of Tomy USA’s principal offices is (949) 955-1030.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, to the best knowledge of Purchaser and Parent, none of Purchaser, Parent or any of the persons listed in Schedule I to this Offer to Purchase (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

To the best knowledge of Purchaser and Parent, except as described above or in Schedule I hereto (1) none of Purchaser, Parent or any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (2) none of Parent, Purchaser or any of the persons referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement, the employment related agreements described below at Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements,” the Confidentiality Agreement or as otherwise described in this Offer to Purchase, to the best knowledge of Purchaser and Parent, none of Purchaser, Parent or any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of RC2 (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, to the best knowledge of Purchaser and Parent, none of the Purchaser, Parent or any of the persons listed in Schedule I hereto, has had any business relationship or transaction with RC2 or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and RC2 or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

In June 2009, Parent purchased certain toy products from a subsidiary of RC2 and the total purchase price was ¥46,344,349.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Completion of the Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay certain existing debt of RC2, and to pay related transaction fees and expenses will be approximately $698 million. Purchaser anticipates funding these payments with a combination of cash on hand and debt financing as described herein and, with respect to payments subsequent to the completion of the Merger, certain cash on hand of RC2. Funding of the debt financing is subject to the satisfaction of the conditions set forth in the commitment letter under which the debt financing will be provided.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the commitment letter described below, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and is incorporated by reference herein. Stockholders are urged to read the commitment letter for a more complete description of the provisions summarized below.

Commitments.  We have obtained commitments from Sumitomo Mitsui Banking Corporation, as lead arranger and agent under the credit facility (Sumitomo Mitsui Banking Corporation shall hereinafter be referred to as “SMBC”), to provide, subject to certain conditions, loans of up to ¥50 billion (the approximate equivalent of $620 million) under a proposed new credit facility which will be used to pay a portion of the cash consideration in connection with the Offer and the Merger, and repay any outstanding amount under RC2’s current credit facility dated November 3, 2008, as amended, (“RC2’s Existing Credit Facility”) among RC2 and certain of its Subsidiaries, Bank of Montreal, as administrative agent, and certain lenders party thereto. The full amount of the commitment is available to be used to finance the cash portion of the consideration to be paid to RC2’s stockholders in connection with the Offer, the Merger, to pay transaction costs and the repayment of RC2’s Existing Credit Facility. The following is a summary of the material terms of this commitment. The documentation governing the credit facility contemplated by these commitments has not been finalized, and accordingly, the actual terms may differ from the summary below. Parent does not currently have any alternative arrangements or alternative plans with respect to financing the cash consideration in the Offer and the Merger.

Credit Facility.  Upon the satisfaction of the conditions described below, Parent will have access to an approximate six-year loan in an aggregate principal amount of up to ¥50 billion, of which up to ¥15 billion (the approximate equivalent of $186 million) may be borrowed by Purchaser in US dollars. The credit facility will be used to fund the cash portion of the consideration to be paid to RC2’s stockholders pursuant to the Offer and the Merger, to pay transaction costs and to repay any outstanding amount under RC2’s Existing Credit Facility.

Interest; Unused Commitment Fee.  Each loan in Japanese Yen will bear interest at JBA TIBOR plus a spread. Each loan made in US dollars will bear interest at SMBC’s cost plus a spread. Interest will accrue on JBA TIBOR based loans on the basis of a 365-day year. Unused loan commitments will be subject to an unused commitment fee equal to 2.5% of the unused commitment amount per annum, payable semi-annually in arrears.

Conditions to Borrowing.  The initial borrowing under the credit facility will be subject to, among other things, the following conditions:

•	the condition that since there shall not have been an event, occurrence, development or facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on RC2;

•	the negotiation, execution and delivery of definitive documentation with respect to the credit facility consistent with the commitment letter;

•	the Offer having been launched;

•	Parent and RC2 having entered into a Merger Agreement;

•	all fees and expenses due to the arranger, the administrative agent and the lenders shall have been paid in full;

•	there shall have been no waivers, amendments, restatements, supplements or other modifications to the Merger Agreement other than as permitted by the commitment letter;

•	the lenders shall have received all documentation and information required by the regulatory authorities under the applicable “know-your-customer” rules and regulations, including the PATRIOT Act;

•	the accuracy of certain representations and warranties of Parent and Purchaser in the definitive agreements governing the credit facility;

•	SMBC, as administrative agent on behalf of the lenders, shall have received corporate resolutions and customary certificates (including a solvency certificate); and

•	the applicable borrower shall have delivered a draw down request.

Subsequent borrowings under the credit facility after the initial consummation of the Offer prior to the consummation of the Merger will be subject to the following conditions precedent:

•	the Offer shall have been consummated and the initial extensions of credit under the credit facility shall have been made;

•	the Merger Agreement shall be in full force and effect and there shall have been no modifications, waivers or amendments thereto or any consents in respect thereof other than as permitted by the commitment letter; and

•	the applicable borrower shall have delivered a draw down request.

Borrowings under the credit facility on or after the consummation of the Merger are subject to the following conditions precedent:

•	the Merger shall have been consummated; and

•	the applicable borrower shall have delivered a drawdown request.

Prepayments and Repayments; Reductions in Commitments.  The loans may be voluntarily repaid without premium on penalty, subject to payment of breakage costs.

In addition, the loans will amortize every three months beginning on June 30, 2012, in an aggregate amount equal to 2.50% of the aggregate amount borrowed under the credit facility, and the remaining principal amount shall be repaid in a lump sum on March 31, 2017.

Guarantees.  Parent’s obligations will be jointly and severally guaranteed by Purchaser and Purchaser’s obligations will be jointly and severally guaranteed by Parent.

Representations and Warranties; Covenants; Events of Default.  The terms of the credit facility will include customary representations and warranties, customary affirmative and negative covenants, customary financial covenants, and customary events of default.

10.	Background of the Transaction; Past Contacts or Negotiations with RC2.

As part of its plan to position itself for future growth, Parent has focused on strengthening its consolidated business management, improving profitability independent of sales growth, strengthening its overseas business and promoting structural reform and profit enhancement initiatives. During its 2010 fiscal year, Parent accelerated the international development of its leading brands and worked to strengthen the overseas business of its core products in Asia, Europe and North America.

Against this background, Parent has been examining a range of options to expand its business globally. As part of this process, on August 27, 2010, Parent’s President and Chief Executive Officer, Kantaro Tomiyama, contacted Curtis W. Stoelting, RC2’s Chief Executive Officer, to propose a meeting to discuss a potential relationship or joint venture between RC2 and Parent.

On September 30, 2010, RC2’s management participated in an introductory meeting with members of Parent’s management.

On October 7, 2010, Mr. Tomiyama contacted Mr. Stoelting to arrange a follow-up meeting between RC2’s senior executives and Parent’s senior executives.

On October 21, 2010, senior executives from Parent, including Mr. Tomiyama, met with senior executives from RC2, including Mr. Stoelting. At this meeting, Mr. Tomiyama indicated that Parent was interested in exploring a strategic alliance between RC2 and Parent and requested a meeting in Tokyo for further discussions.

On November 9, 2010, RC2 entered into a confidentiality agreement with Parent and thereafter RC2 provided Parent with various documents and information.

On November 10 and 11, 2010, RC2’s management attended meetings in Tokyo with Parent’s management. During these meetings, Parent proposed entering into discussions for an acquisition of RC2 by Parent. Parent also asked RC2 to enter into an exclusivity agreement prohibiting RC2 from discussing a transaction with other parties for a specified period of time.

On November 12, 2010, Parent retained Merrill Lynch Japan Securities Co., Ltd. (acting through its affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as appropriate, “BofA Merrill Lynch”) as its financial advisor in connection with a potential transaction with RC2.

On November 16, 2010, Parent met with its financial, strategic, legal, and accounting advisors to initiate and organize the process for a potential acquisition of RC2.

On November 29, 2010, Parent submitted an initial indication of interest for an acquisition of RC2 for $26 to $27 per share in cash. Parent also reiterated its request for an exclusivity agreement with Parent and indicated it would need an additional 50 days to complete due diligence. The indication of interest also provided that the acquisition would not be subject to a financing condition and was accompanied by highly confident letters from two debt financing sources.

On December 1, 2010, representatives of Baird contacted BofA Merrill Lynch to provide RC2’s reaction to Parent’s indication of interest and indicated that the $26 to $27 per share range was not sufficient to provide a basis for continued discussions.

On December 6, 2010, at Parent’s direction, BofA Merrill Lynch contacted Baird and orally revised Parent’s preliminary range to $27 to $28.50 per share. Parent asked again that RC2 enter into an exclusivity agreement.

On December 8, 2010, representatives of Baird communicated to BofA Merrill Lynch that RC2 would be willing to provide Parent and its advisors the opportunity to conduct due diligence on RC2 to enable Parent to refine its valuation and submit a revised proposal to RC2.

On December 10, 2010, RC2 gave Parent access to an electronic data room to facilitate its due diligence review. During the balance of December 2010 and January 2011, Parent and its advisers, including Parent’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), continued their due diligence review of the information in RC2’s electronic data room, and held meetings and discussions with RC2 and its advisers.

From December 21 to 23, 2010, RC2’s management, along with representatives of Baird, attended meetings in Chicago with management of Parent and Parent’s strategic, legal, financial and accounting advisors. During these meetings, RC2 provided Parent with due diligence information, including a review of RC2’s strategy, operations and financial performance.

From January 6 to 7, 2011, RC2’s management attended meetings with management of Parent in Hong Kong to provide further information on RC2’s international business and sourcing.

On January 14, 2011, RC2 provided Parent and its advisors with its preliminary 2010 financial results.

On January 18, 2011, Parent instructed BofA Merrill Lynch to contact representatives of Baird to indicate that Parent had revised its proposed price to $27.50 per share. Parent indicated that its revised offer was subject to RC2’s management entering into new employment agreements and agreeing to a deferral arrangement with respect to a portion of their equity interest in RC2. Parent also indicated that its revised offer was subject to obtaining consents from certain of RC2’s key licensors.

On January 20, 2011, representatives of Baird discussed Parent’s proposed price of $27.50 per share with BofA Merrill Lynch, and indicated that RC2 was not prepared to proceed at that price. BofA Merrill Lynch indicated that the Parent’s board of directors did not give authority to go above $27.50 per share. BofA Merrill Lynch also stated that Parent would not continue to expend time and effort on a transaction without an exclusivity agreement.

On January 24, 2011, Baird received further input from BofA Merrill Lynch following a meeting of Parent’s board of directors that day, at which Parent had agreed to increase its offer price to $27.80 per share, subject to the same conditions as its January 18 proposal. At Parent’s instruction, BofA Merrill Lynch indicated that this revised price was Parent’s best and final offer.

On January 26, 2011, representatives of Baird informed BofA Merrill Lynch that RC2 was in discussions with another party regarding a possible transaction and that Parent’s increased offer price was not sufficient.

On January 27, 2011, RC2’s outside legal counsel, Reinhart Boerner Van Deuren s.c. (“Reinhart”), sent to Skadden a proposed form of merger agreement providing for an acquisition by Parent of RC2 through a single step merger. Following receipt of the draft agreement, representatives of BofA Merrill Lynch, on behalf of Parent, asked Baird to acknowledge that the $27.80 purchase price was Parent’s best and final offer before Parent would discuss the terms of a merger agreement.

On January 28, 2011, representatives of Baird responded to Parent’s January 27 request, indicating that RC2 could not confirm that $27.80 was sufficient or viewed by RC2 as Parent’s best or final offer.

On January 31, 2011, Parent instructed BofA Merrill Lynch to inform representatives of Baird of Parent’s unwillingness to continue further discussions in light of the lack of agreement on price and RC2’s ongoing discussions with a third party and requested that RC2 provide a comprehensive outline of the terms on which it was prepared to consider a transaction before Parent would engage in further discussions.

On February 7, 2011, representatives of Baird contacted BofA Merrill Lynch with RC2’s proposed price of $28.85 per share, together with a request for a 45 day “go-shop” period, a two tiered breakup fee, a shortened period of due diligence and additional information regarding Parent’s financing. BofA Merrill Lynch, at Parent’s direction, responded that $27.80 was Parent’s best and final price and requested that RC2 agree to a period of exclusivity for Parent. BofA Merrill Lynch also raised Parent’s concerns about the “go-shop” process.

On February 10, 2011, representatives of Baird had a further conversation with BofA Merrill Lynch in which BofA Merrill Lynch indicated that after further discussion with Parent’s board of directors, Parent would agree to raise its price to $27.89 per share, but only on the condition RC2 enter into a binding exclusivity undertaking while the remaining negotiation of the definitive documentation and diligence occurred and that there not be a “go-shop” in connection with the transaction. On that same date, representatives of Baird communicated to BofA Merrill Lynch that, while RC2 understood that Parent had not agreed to a “go-shop,” Reinhart would prepare a form of merger agreement that provided for the terms of RC2’s requested “go-shop.”

On February 11, 2011, Reinhart sent to Skadden a revised form of merger agreement with provisions for a “go-shop” period of 35 days following the date of the definitive merger agreement, subject to extension for an additional 20 days in limited circumstances. This form provided for a single step merger transaction.

On February 14, 2011, at Parent’s direction, BofA Merrill Lynch sent Parent’s proposed terms for a “go-shop” provision and termination fees to Baird and proposed that the transaction be structured as a tender offer followed by a merger. Parent proposed a “go-shop” period of 25 days following the date of the definitive merger agreement.

On February 16, 2011, representatives of Baird communicated to BofA Merrill Lynch the request that Parent increase its price to $28.00 per share and sent to BofA Merrill Lynch RC2’s response to the proposed terms for the “go-shop”, including proposing a “go-shop” period of 30 days, subject to extension for an additional 20 days in limited circumstances. RC2 agreed that the transaction would be structured as a tender offer followed by a merger, but required that the tender offer would not expire until the end of the “go-shop” period.

On February 17, 2011, BofA Merrill Lynch, on Parent’s behalf, informed representatives of Baird that Parent would increase its price to $27.90 per share but would not be receptive to any price above $27.90 per share, and stated that Parent would accept a 30-day “go-shop” period with a 15 day extension rather than the 20 day extension as proposed by RC2. BofA Merrill Lynch conveyed further that Parent would require an exclusivity undertaking from RC2 in exchange for these concessions.

On February 18, 2011, RC2 and Parent agreed preliminarily on the price of $27.90 per share, the basic terms of the “go-shop”, including a “go-shop” period of 30 days, subject to extension for an additional 15 days in limited circumstances, and termination fees.

On February 24, 2011, Skadden sent to Reinhart a revised draft of the definitive merger agreement which provided for a tender offer followed by a merger and included terms for the “go-shop.”

On February 24, 2011, BofA Merrill Lynch, on Parent’s behalf, provided Baird with a draft of Parent’s financing commitment. Also, on February 24, 2011, Parent and RC2 executed an exclusivity letter.

On March 1, 2011, Reinhart sent to Skadden comments on the draft of the merger agreement.

Between March 3 and March 10, 2011, Skadden and Reinhart negotiated the remaining terms of the merger agreement. During this period, Parent and its advisors also negotiated the terms of the employment and equity deferral arrangements with RC2’s senior management and their legal advisors.

Between March 3, 2011 and March 7, 2011, representatives of RC2 and Parent held discussions with a few of RC2’s key licensors to determine their reaction to a potential acquisition of RC2 by Parent.

On March 8 and March 9, 2011, representatives of RC2 and Parent and their respective advisers conducted telephone calls to review the status of due diligence and the transaction documents.

On March 10, 2001, by a unanimous vote of the seven directors voting, the RC2 board of directors determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable, fair to, and in the best interests of the stockholders of RC2, and approved the Merger Agreement and the transactions contemplated thereby. The members of the compensation committee of RC2’s board of directors also approved the new executive employment agreements and the other employment related agreements with certain officers and employees of RC2.

During the day on March 10, 2011, before the close of trading on the Nasdaq Stock Market, a news wire service in Japan published a story indicating that Parent would acquire RC2. Following the release of this story, the Shares experienced a significant increase in price and trading volume on the Nasdaq Stock Market.

On the morning of March 11 (Tokyo time), 2011, the board of directors of Parent convened and approved the Merger Agreement and the transactions contemplated thereby. Following the receipt of Parent board approval, which occurred after the close of trading on the Nasdaq Stock Market on Thursday, March 10 (New York time), 2011, Parent, Purchaser and RC2 executed and delivered the Merger Agreement. Parent, RC2 and the applicable employees of RC2 also executed and delivered the new employment agreements and other employment related agreements.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer.  The Merger Agreement provides that Purchaser will commence the Offer on the date that is ten business days after the date of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer and not validly withdrawn is subject only to the satisfaction of the Minimum Condition, the Antitrust Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer” in this Offer to Purchase (together with the Minimum Condition and the Antitrust Condition, the “Offer Conditions”). Subject to the satisfaction of the Minimum Condition, the Antitrust Condition and the other Offer Conditions, the Merger Agreement provides that Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer promptly after the Expiration Date.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions and to make other changes in the terms and conditions of the Offer, except that RC2’s prior written consent is required for Parent and Purchaser to:

•	amend or waive the Minimum Condition;

•	decrease the Offer Price;

•	decrease the number of Shares sought in the Offer;

•	change the form of consideration payable in the Offer;

•	impose conditions to the Offer that are in addition to the Offer Conditions;

•	extend the Expiration Date of the Offer in any manner other than as permitted under the Merger Agreement; or

•	amend any of the terms and conditions to the Offer in any manner adverse to holders of Shares.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•	Purchaser must extend the Offer until April 25, 2011, if there is one or more Extension Excluded Parties as of the Extension Excluded Party Notice Date and RC2 has delivered to Parent a written notice identifying such Extension Excluded Party (as defined in this Section 11 — “The Merger Agreement; Other Agreements — Go Shop”) in accordance with the Merger Agreement.

•	Purchaser may, from time to time, in its sole discretion, extend the Offer for one or more periods of not more than five business days each beyond the Expiration Date, if on any scheduled Expiration Date, all Offer Conditions are not satisfied or waived; provided that Purchaser is not entitled to extend the Offer beyond September 10, 2011.

•	Purchaser will extend the Offer to the extent required by any rule, regulations, interpretation or position of the SEC or the SEC staff or Nasdaq applicable to the Offer.

•	Purchaser will extend the Offer for one or more periods of no more than five business days each (or such longer period as the Parent, Purchaser and RC2 may agree) until the Antitrust Condition is satisfied or waived; provided that Purchaser is not required to extend the Offer beyond September 10, 2011 or at any time that Parent or Purchaser is entitled to terminate the Merger Agreement.

•	Purchaser will extend the Offer on a single occasion for a five business day period, if on any scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions are satisfied; provided that Purchaser is not required to extend the Offer beyond September 10, 2011 or at any time that Parent or Purchaser is entitled to terminate the Merger Agreement.

In addition, Purchase may increase the Offer Price and extend the Offer to the extent required by applicable law in connection with such increase in each case in its sole discretion and without RC2’s consent.

Purchaser may, in its sole discretion, provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act of not more than 20 business days to meet the objective that there be validly tendered, in accordance with the terms of the Offer, prior to the Expiration Date and not validly withdrawn a number of Shares, which when added to the Shares already owned by Parent, Purchaser or any of Parent’s other subsidiaries, represent at least 90% of the then outstanding Shares (including following the exercise of the Top-Up Option (as described below)). Purchaser is required to immediately accept for payment and promptly pay for any Shares validly tendered during any subsequent offering period.

Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of RC2, except if the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then Purchaser is required to promptly (and in any event within 24 hours) terminate the Offer and cause the Depositary to promptly return all Shares tendered in the Offer.

Parent has agreed to provide or cause to be provided to Purchaser on a timely basis the funds necessary to pay for any Shares that Purchaser becomes obligated to accept for payment and pay for pursuant to the Offer and to cause Purchaser to fulfill all of Purchaser’s obligations under the Merger Agreement.

Recommendation.  RC2 has represented in the Merger Agreement that the RC2 board of directors has, at a meeting duly called and held, at which all directors of RC2 were present, by a unanimous vote of those voting, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the stockholders of RC2; (2) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (3) recommended that the stockholders of RC2 accept the Offer, tender their Shares into the Offer, and approve and adopt the Merger Agreement to the extent required by applicable law; (4) to the extent applicable, directed that the Merger Agreement and the Merger be submitted to the stockholders of RC2 for consideration in accordance with the Merger Agreement; and (5) taken all actions required to be taken in order to exempt the Merger Agreement and the transactions contemplated by the Merger Agreement from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other anti-takeover laws of any jurisdiction, including Section 203 of the DGCL.

RC2 has agreed to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 in a manner that complies with Rule 14d-9 under the Exchange Act as soon as reasonably practicable on the date of filing of the Schedule TO. RC2 has also agreed to disseminate the Solicitation/Recommendation Statement on Schedule 14D-9 together in the same mailing or form of distribution as this Offer to Purchase.

Top-Up Option.  Pursuant to the Merger Agreement, RC2 granted to Purchaser an irrevocable Top-Up Option to purchase, at a price per share equal to the Offer Price, a number (but not less than that number) of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by Parent, Purchaser or any other subsidiary of Parent, at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the Shares outstanding immediately after the issuance of the Shares issued pursuant to the Top-Up Option. However, the Top-Up Option cannot be exercised if the number of Shares to be issued pursuant to the Top-Up Option would exceed the number of authorized and unissued Shares not otherwise reserved for issuance. The Top-Up Option may be exercised by Purchaser, in whole but not in part, at any one time on or after the date Purchaser accepts for payment all Shares validly tendered an not withdrawn pursuant to the Offer and prior to the earlier to occur of (1) the Effective Time and (2) the termination of the Merger Agreement in accordance with its terms. The exercise price for the Top-Up Option may be paid by Purchaser either in cash by wire transfer of immediately available funds or by executing and delivering to RC2 a promissory note having a principal amount equal to the aggregate purchase price for the Top-Up Option Shares less the amount paid in cash, except that the aggregate par value of the Top-Up Option Shares must be paid in cash. The promissory note will be due on the first anniversary of the Top-Up Option closing, will accrue simple interest of 3% per annum, will be full recourse to Parent and Purchaser, may be prepaid, in whole or in part, at any time without premium or penalty, and will provide that the unpaid principal amount and accrued interest under the note will immediately become due and payable in the event that Purchaser fails to make any payment of interest on the note and such failure continues for a period of 30 days or Purchaser files or has filed against it any petition under bankruptcy or insolvency law or makes a general assignment for the benefit of creditors. The promissory note will not have any other material terms. Parent, Purchaser and RC2 have agreed and acknowledged that in any appraisal proceeding under the DGCL and to the fullest extent permitted by applicable law, the fair value of the Shares subject to such appraisal proceeding will be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, the Top-Up Option Shares or any consideration paid or delivered by the Purchaser to RC2 in payment for the Top-Up Option Shares.

RC2’s Board of Directors.  Under the Merger Agreement, effective upon Purchaser’s acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer after the expiration of the Offer and from time to time thereafter, Parent is entitled to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of RC2 that is equal to the total number of directors on RC2’s board of directors (giving effect to the directors so elected or designated by Parent) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent and any other subsidiaries of Parent bears to the total number of Shares then outstanding (on a fully-diluted basis). At Parent’s request, RC2 will either take all actions necessary to promptly increase the size of RC2’s board of directors, or promptly secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected or designated to RC2’s board of directors, and will take all actions necessary to enable Parent’s designees to be so elected or designated at such time. RC2 also agreed, at Parent’s request, to cause Parent’s designees to serve, in the same relative percentage as they hold on the board of directors, on each committee of RC2’s board of directors, each board of directors (or similar body) of each RC2 subsidiary and each committee (or similar body) of each such board.

Following the election or appointment of Parent’s designees to RC2’s board of directors as described above until the Effective Time, the approval of a majority of the Continuing Directors is required for RC2 to:

•	amend, modify or terminate the Merger Agreement;

•	extend the time for performance of, or waive, Parent’s or Purchaser’s obligations under the Merger Agreement;

•	waive or exercise RC2’s rights under the Merger Agreement; or

•	amend RC2’s certificate of incorporation or bylaws in any manner that would adversely affect RC2’s stockholders

“Continuing Director” means a member of the RC2 board of directors who was a member of the RC2’s board of directors as of immediately prior to payment by Purchaser for Shares pursuant to the Offer. If prior to the Effective Time there is no Continuing Director for any reason, the other members of the RC2 board of directors will designate a person to serve as a member of the board of directors of RC2 who is not an officer, employee, director or designee of Parent or any of its affiliates and who is an “independent director” as defined by the NASDAQ Marketplace Rules (and such person designated will be considered a Continuing Director for purposes of the Merger Agreement).

The Merger.  The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into RC2, and the separate existence of Purchaser will cease;

•	RC2 will continue as the surviving corporation of the Merger (which we refer to as the “surviving corporation”);

•	the Merger will have the effects as provided in the applicable provisions of the DGCL; and

•	the surviving corporation will continue to be governed by the laws of the state of Delaware.

At the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the surviving corporation until thereafter amended as provided by law and the certificate of incorporation and bylaws of the surviving corporation. At the Effective Time, the certificate of incorporation of RC2 as in effect immediately prior to the Effective Time will be amended as set forth in the Merger Agreement and will be the certificate of incorporation of the surviving corporation until thereafter amended as provided by law and such certificate of incorporation. In addition, the Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will at the Effective Time become the directors of the surviving corporation and the individuals specified by Parent prior to the Effective Time will at the Effective Time become the officers of the surviving corporation, in each case, until their respective successors are duly elected or appointed.

The obligations of RC2 and Parent to complete the Merger are subject to the satisfaction or waiver by RC2 and Parent of the following conditions, any of which may be waived in whole or in part by Parent, Purchaser and RC2, as the case may be, to the extent permitted by applicable law:

•	the affirmative vote of the holders of a majority of outstanding Shares to approve and adopt the Merger Agreement (the “Required Company Stockholder Vote”) has been obtained, if required pursuant to the requirements of the DGCL;

•	Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn in the Offer; and

•	no law or order has been enacted or promulgated by any governmental authority that prohibits the consummation of the Merger and no governmental authority has issued any order (whether temporary, preliminary or permanent) that prohibit consummation of the Merger.

Conversion of Capital Stock.  At the Effective Time:

•	Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with the following bullet point, and other than Shares held by a holder who properly exercises appraisal rights with respect to the Shares) will be converted into the right to receive $27.90 or any greater per Share price paid in the Offer, without interest and subject to any withholding of taxes as required by applicable law;

•	Shares held by RC2 as treasury stock or by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time will be canceled and extinguished, and no payment will be delivered in exchange for those Shares; and

•	Each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one fully-paid and nonassessable share of common stock of the surviving corporation and will constitute the only outstanding shares of capital stock of the surviving corporation.

After the Effective Time, the Shares will be canceled and retired and will cease to exist, and the holders of certificates or book-entry shares that immediately prior to the Effective Time represented Shares will cease to have any rights with respect to the Shares other than the right to receive, upon the surrender of the certificates or book-entry shares, the Offer Price, without interest and subject to any withholding of taxes as required by applicable law. As of the Effective Time, Parent has agreed to deposit with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Treatment of Options and Stock Appreciation Rights.  At the Effective Time, except as set forth in the employment related agreements described below at Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements,” each outstanding option to purchase Shares and each stock appreciation right granted pursuant to any RC2 equity compensation plan, whether or not vested, will be canceled in consideration for the right to receive a cash payment equal to the total number of Shares previously subject to the option or stock appreciation right immediately prior to the Effective Time, multiplied by the amount by which the Offer Price exceeds the exercise price per Share of such option or stock appreciation right, without any interest and less any applicable withholding of taxes (the “Option/SAR Consideration”). If the exercise price per Share of any such option or stock appreciation right is equal to or greater than the Offer Price, the option or stock appreciation right will be canceled without any cash payment. The Option/SAR Consideration will be payable by the surviving corporation immediately following the Effective Time.

Treatment of Restricted Stock.  Immediately prior to the Effective Time, but conditioned upon the Merger, and except as set forth in the employment related agreements described below at Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements,” each outstanding share of restricted stock granted pursuant to any RC2 equity compensation plan will become fully vested and free of restrictions and will be treated as a Share and canceled in the Merger for the right to receive a cash payment equal to the Offer Price, without interest and less any applicable withholding of taxes.

Treatment of Restricted Stock Units.  At the Effective Time, except as set forth in the employment related agreements described below at Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements,” each outstanding restricted stock unit granted pursuant to any RC2 equity compensation plan will be canceled in consideration for the right to receive a cash payment equal to the target number of Shares that were subject to such restricted stock unit immediately prior to the Effective Time multiplied by the Offer Price (the “RSU Consideration”) without interest and less any applicable withholding of taxes. The RSU Consideration will be payable by the surviving corporation immediately following the Effective Time (or, if such restricted stock unit is subject to Section 409A of the Code, at such later date provided by the terms of such restricted stock unit).

Employee Stock Purchase Plan.  RC2’s Employee Stock Purchase Plan (“ESPP”) will continue to be operated in accordance with its terms and past practice for the Offering (as defined in the ESPP) that is in effect as of the date of the Merger Agreement (the “Current Offering”). RC2 has agreed to suspend the commencement of any future Offerings under the ESPP promptly upon execution of the Merger Agreement and will terminate the ESPP on the closing date of the Merger. If the Offering Termination Date (as defined in the ESPP) for the Current Offering (the “Current Offering Termination Date”) occurs following the Effective Time, the holder of each option then outstanding under the ESPP will be entitled to receive at the Current Offering Termination Date upon exercise of such option for each share as to which such option will be exercised, as nearly as reasonably may be determined, a cash payment equal to the Offer Price, without interest and less any applicable withholding taxes.

Merger Without a Meeting of Stockholders; Stockholders’ Meeting.  In the event that Parent and Purchaser acquire at least 90% of the outstanding Shares, Parent, Purchaser and RC2 have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of RC2’s stockholders in accordance with Section 253 of the DGCL.

If a meeting of RC2’s stockholders is required to complete the Merger, RC2 has agreed:

•	as soon as reasonably practicable following Purchaser’s acceptance for payment of shares pursuant to and subject to the conditions of the Offer (or, if later, following the termination of the subsequent offering period) to duly call, give notice of, convene and hold a special meeting of its stockholders, which we refer to as the “stockholders’ meeting,” for the purpose of considering and taking action upon the Merger Agreement;

•	to prepare and file with the SEC a proxy statement relating to the stockholders’ meeting to be held to consider the adoption of the Merger Agreement; and

•	to use its reasonable best efforts to solicit from holders of Shares proxies in favor of the Merger and to take all actions reasonably necessary or, in the reasonable opinion of Purchaser, advisable to secure the required approval of stockholders to effect the Merger.

The Merger Agreement also provides that Parent will vote, or cause to be voted, all of the Shares then owned by it or Purchaser in favor of the approval and adoption of the Merger Agreement.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by RC2 to Parent and Purchaser and representations and warranties made by Parent and Purchaser to RC2. The representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement, were the product of negotiations among RC2, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the Merger Agreement without notice. Accordingly, you should not rely on the representations and warranties contained in the Merger Agreement as statements of actual facts.

In the Merger Agreement, RC2 has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to RC2 and its subsidiaries, such as organization, good standing, qualification, power and authority;

•	its capitalization;

•	the authorization and validity of the Merger Agreement, including approval by RC2’s board of directors;

•	the vote required for approval of the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	compliance with laws and permits;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002, as amended;

•	conduct of business and the absence of a Company Material Adverse Effect;

•	the absence of undisclosed liabilities;

•	the absence of litigation;

•	employee benefit plans, ERISA matters and certain related matters;

•	material contracts;

•	RC2’s Solicitation/Recommendation Statement on Schedule 14D-9 and any proxy statement of RC2 required in connection with the Merger and the transactions contemplated by the Merger Agreement and information supplied for inclusion in the Schedule TO and the other Offer documents;

•	the opinion of its financial advisor;

•	assets and title to property

•	environmental matters;

•	taxes;

•	insurance;

•	related party transactions;

•	labor matters;

•	brokers’ fees and expenses;

•	intellectual property;

•	major customers and suppliers;

•	prohibited payments; and

•	inapplicability of state takeover laws.

Some of the representations and warranties in the Merger Agreement made by RC2 are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, development, effect, condition, action, violation, inaccuracy, circumstance or occurrence that individually or in the aggregate with all other changes, events, developments, effects, conditions, actions, violations, inaccuracies, circumstance or occurrences, is (1) materially adverse to the business, financial condition, results of operations, assets or liabilities of RC2 and its subsidiaries, taken as a whole, or (2) has prevented, or is reasonably likely to prevent the consummation by RC2 of each of the transactions contemplated by the Merger Agreement or the performance of its material obligations under the Merger Agreement, other than, in the case of clause (1) only, changes, events, developments, effects, conditions, actions, violations, inaccuracies, circumstances or occurrences arising out of or resulting from:

•	general changes in conditions in the United States economy or capital or financial markets; except to the extent RC2 and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the businesses and industries in which RC2 and its subsidiaries operate;

•	general changes in the businesses and industries in which RC2 and its subsidiaries operate; except to the extent RC2 and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the businesses and industries in which RC2 and its subsidiaries operate;

•	acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the Merger Agreement; except to the extent RC2 and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the businesses and industries in which RC2 and its subsidiaries operate;

•	changes in law or GAAP, or any interpretation thereof; except to the extent RC2 and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the businesses and industries in which RC2 and its subsidiaries operate;

•	(a) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby (including any impact on or disruptions in relationships with customers, suppliers, licensors, dealers, employees or other similar relationships), (b) the failure by RC2 to obtain certain consents set forth in the Company Disclosure Schedule after RC2 has satisfied its obligations under Section 6.01 (regarding reasonable best efforts to obtain consents) of the Merger Agreement with respect to such consent or (c) any actions taken pursuant to (and required by) Section 5.01 (regarding RC2’s covenant to conduct business in the ordinary course and not take certain actions without Parent’s prior written consent) of the Merger Agreement or the failure to take any actions due to restrictions set forth in Section 5.01 of the Merger Agreement;

•	any failure, in and of itself, to meet financial projections, forecasts, estimates or budgets, provided that this clause does not exclude a determination that a change, event, development, effect, condition, action, effect, violation, inaccuracy, circumstance or occurrence underlying such failure has resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect; or

•	any change in prices or trading volume of the Shares, provided that this clause does not exclude a determination that a change, event, development, effect, violation, inaccuracy, circumstance or occurrence underlying such change in prices or trading volume has resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to RC2 with respect to, among other things:

•	corporate matters, such as organization, good standing, qualification, power and authority;

•	the authorization and validity of the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	the absence of litigation;

•	the Schedule TO and the other Offer documents and information supplied for inclusion in any proxy statement of RC2 required in connection with the Merger and the transactions contemplated by the Merger Agreement;

•	capitalization and absence of liabilities of Purchaser;

•	available funds to complete the Offer and the Merger;

•	ownership of securities of RC2;

•	no vote of Parent stockholders required; and

•	broker’s fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, event, development, effect, condition, action, violation, inaccuracy, circumstance or occurrence that has prevented or materially delayed, or is reasonably likely to prevent or materially delay, consummation by Parent or Purchaser of the Offer or the Merger or the performance of Parent or Purchaser’s material obligations under the Merger Agreement.

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger.  Except as expressly permitted by the terms of the Merger Agreement, or unless Parent has otherwise consented in writing (such consent not to be unreasonably withheld, delayed or conditioned), RC2 has agreed that, from the date of the Merger Agreement until the earlier of

(1) such times as designees of Parent first constitute a majority of the RC2 board of directors pursuant to the terms of the Merger Agreement or (2) the Effective Time, RC2 will and will cause its subsidiaries to:

•	operate its business only in the ordinary course consistent with past practice;

•	use reasonable best efforts to preserve intact the business organization and assets;

•	use reasonable best efforts to maintain its material rights and franchises;

•	use reasonable best efforts to maintain its relationships with material customers, suppliers, contractors, distributors, licensees, licensors and others having material business dealings with RC2 and its subsidiaries;

•	use reasonable best efforts to maintain and keep its material properties in as good repair and condition as at the time of signing the Merger Agreement, ordinary wear and tear excepted;

•	use reasonable best efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage maintained by RC2 and its subsidiaries on the date of the Merger Agreement;

•	use reasonable best efforts to comply with and perform in all material respects all obligations and duties imposed upon RC2 and its subsidiaries by all applicable laws; and

•	use reasonable best efforts to keep available the services of its current officers, employees and consultants.

In addition, except as disclosed prior to execution of the Merger Agreement, as required by applicable law, as expressly permitted by the Merger Agreement or as consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned), from the date of the Merger Agreement until the earlier of (1) such times as designees of Parent first constitute a majority of the RC2 board of directors pursuant to the terms of the Merger Agreement or (2) the Effective Time, RC2 will not, and will not permit its subsidiaries to, among other things and subject to certain exceptions:

•	amend its certificate of incorporation, bylaws or other organizational documents;

•	sell, lease, encumber or fail to maintain any part of the assets or capital stock, businesses or property of RC2 or any of its subsidiaries outside the ordinary course of business;

•	declare, set aside for payment or pay dividends, whether in cash, stock or property, other than cash dividends paid by wholly owned subsidiaries to RC2 or its other subsidiaries;

•	split, combine, subdivide or reclassify, or acquire any of its capital stock or other equity interests or issue any other securities in respect of its capital stock or other equity securities;

•	issue, transfer or pledge any shares of its capital stock or any other of its securities, other than pursuant to the exercise of awards under RC2’s equity compensation plans previously disclosed or pursuant to the Current Offering under the ESPP;

•	adjust or otherwise modify any of RC2’s equity compensation plans, the awards thereunder or the ESPP, other than as expressly contemplated by the Merger Agreement;

•	change the compensation or benefits payable or to become payable to any of its officers, directors, employees or consultants, other than annual salary increases to be effective as of April 1, 2011 to employees below the executive officer level in the ordinary course of business consistent with past practice and not to exceed 3.5% of current base salaries;

•	enter into any plan, program, arrangement or agreement that would otherwise constitute an Employee Benefit Plan or enter into any collective bargaining agreement or extend or amend any, collective bargaining agreement or consulting agreement;

•	make any loans to any of its officers, directors, employees, consultants or affiliates (other than travel advances or other advances to employees made in the ordinary course of business consistent with past practice) or change its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise;

•	take any action to terminate or amend any employment related agreement described in Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements” or waive any provision thereof;

•	pay or arrange for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or make any arrangement for payment to any officers, directors, employees or affiliates of RC2 of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice;

•	except as may be required pursuant to the terms of an Employee Benefit Plan as in effect as of the date of the Merger Agreement, adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer or employee, whether past or present;

•	amend in any material respect any Employee Benefit Plan in effect as of the date of the Merger Agreement;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of RC2 or its subsidiaries, other than the Merger;

•	incur or assume any indebtedness or issue any debt securities; except for any such transactions between or among RC2 and its subsidiaries;

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person;

•	make any loans, advances or capital contributions to, or investments in, any other person, other than travel advances or other than advances to employees made in the ordinary course of business consistent with past practice; except for any such transactions between or among RC2 and its subsidiaries;

•	acquire any business organization or division or any equity interest therein;

•	enter into, amend, terminate or renew, or waive or assign any rights under, any material contract or any contract that provides for termination or other special rights upon a change of control of RC2;

•	except as necessary to operate in the ordinary course consistent with past practices, grant or acquire, or dispose of any rights to, any material Intellectual Property, or disclose any Trade Secret;

•	change any of the accounting methods used by it except for such changes required by GAAP;

•	make or change any material tax elections and take actions with respect to other tax matters;

•	pay any material liabilities (whether absolute, accrued, contingent or otherwise), other than in the ordinary course of business, or liabilities reflected or reserved against in the consolidated financial statements of RC2 or incurred since December 31, 2010 in the ordinary course of business;

•	settle or commence litigation in excess of $50,000 individually or $250,000 in the aggregate

•	enter into any consent decree, injunction or other similar equitable relief in settlement of any litigation;

•	make any capital expenditures or media or advertising commitments (subject to certain exceptions) outside RC2’s annual budget; or

•	enter into any contract commitment with respect to the preceding bulletpoints.

Access to Information.  Prior to the Effective Time, and subject to confidentiality obligations, RC2 agreed to provide Parent with reasonable access during normal business hours to RC2’s officers, employees, properties, books, records and other information regarding RC2 and its subsidiaries.

Go Shop.  From the date of the Merger Agreement until 5:00 p.m., New York City time, on April 9, 2011, RC2 and its subsidiaries and their representatives have the right (acting under the direction of the board of directors of RC2) to:

•	solicit, initiate, encourage, induce and facilitate, whether publicly or otherwise, any inquiry or the making of Acquisition Proposals (as defined below), or inquiries, proposals or offers that are reasonably expected to lead to an Acquisition Proposal, including by way of providing access to non-public information to any person pursuant to a confidentiality and standstill agreement with terms no less favorable to RC2 than those in RC2’s confidentiality agreement with Parent (it being understood that such confidentiality agreements need not prohibit the making or amendment of an Acquisition Proposal to the board of directors of RC2 prior to the No-Shop Start Date (as defined below)) (a copy of which must be provided to Parent promptly after execution); provided that RC2 will substantially concurrently provide Parent any non-public information concerning RC2 or its subsidiaries that RC2 provides to any person given such access that was not previously made available to Parent; and

•	enter into, engage in, and maintain any discussions or negotiations with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.

No Solicitation.  Starting at 5:00 p.m., New York City time, on April 9, 2011 (the “No-Shop Period Start Date”), except with an Excluded Party (as defined below), for so long as such person is an Excluded Party, RC2 will, and RC2 will cause its representatives to, immediately cease any solicitations, encouragement, discussions or negotiations with any persons that may be ongoing with respect to any Acquisition Proposal and will use its reasonable best efforts to cause the return or destruction of confidential information provided to such person (or to an Excluded Party or Extension Excluded Party (as defined below) that is no longer an Excluded Party or Extension Excluded Party). In addition, after the No-Shop Period Start Date until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, neither RC2 nor its subsidiaries will, and RC2 will cause its and their respective representatives not to, directly or indirectly, (1) solicit or initiate, or knowingly encourage (including by furnishing information or assistance) or induce, or take any other action designed to, or which would reasonably be expected to, facilitate any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal or (2) enter into, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal.

RC2 agreed to provide Parent with written notice on the No-Shop Period Start Date identifying each Excluded Party as of such date and a summary of the reasons for RC2’s board of directors’ determination that such person is an Excluded Party. RC2 also agreed to provide Parent with written notice on April 19, 2011 (the “Extension Excluded Party Notice Date”) identifying each Extension Excluded Party (as defined below) as of such date and a summary of the reasons for RC2’s board of directors’ determination that such person is an Extension Excluded Party

Notwithstanding the restrictions described above, RC2 may continue to engage in the solicitation activities described in “Go Shop” above with an Excluded Party or Extension Excluded Party (or their respective representatives) with respect to a bona fide written Acquisition Proposal submitted by such Excluded Party or Extension Excluded Party prior to the No-Shop Period Start Date that constitutes or is reasonably expected to result in a Superior Proposal (as defined below), including with respect to any such amended or revised proposal submitted by such Excluded Party or Extension Excluded Party, for as long as such person is an Excluded Party or Extension Excluded Party, as applicable. Any Excluded Party shall cease to be an Excluded Party for purposes of the Merger Agreement upon the earlier of (1) 5:00 p.m., New York City time, on April 19, 2011 or (2) such time as the Acquisition Proposal made by such party is withdrawn, terminated, expires or no longer constitutes or is no longer reasonably expected to result in a Superior Proposal. Any Extension Excluded Party shall cease to be an Extension Excluded Party upon the earlier of (1) 5:00 p.m., New York City time, on April 24, 2011(the “Cut-Off Date”) or (2) such time as the Acquisition

Proposal made by such party is withdrawn, terminated, expires or no longer constitutes or is no longer reasonably expected to result in a Superior Proposal.

Notwithstanding any of the limitations above or in the Merger Agreement, if at any time following the No-Shop Period Start Date and prior to Purchaser’s acceptance for payment of shares pursuant to and subject to the conditions of the Offer, RC2 receives, without violation of the non-solicitation provision of the Merger Agreement, an unsolicited, bona fide written Acquisition Proposal from a third party that the RC2 board of directors determines in good faith (after consultation with RC2’s financial advisor and outside legal counsel) constitutes or would reasonably be expected to result in a Superior Proposal, then RC2 may do the following prior to Purchaser’s acceptance for payment of shares pursuant to and subject to the conditions of the Offer:

•	furnish nonpublic information to the third party making such Acquisition Proposal and its representatives pursuant to a confidentiality and standstill agreement with terms no less favorable to RC2 than those in RC2’s confidentiality agreement with Parent (it being understood that such confidentiality agreements need not prohibit the making or amendment of an Acquisition Proposal to the board of directors of RC2 prior to the No-Shop Start Date) (a copy of which must be provided to Parent promptly after execution); provided that RC2 will substantially concurrently provide Parent any non-public information concerning RC2 or its subsidiaries that RC2 provides to any person given such access that was not previously made available to Parent; and

•	engage in discussions or negotiations with the third party and its representatives with respect to the Acquisition Proposal.

“Acquisition Proposal” means any offer or proposal that relates to an Acquisition Transaction. “Acquisition Transaction” means any transaction or series of transactions, other than the Offer and the Merger contemplated by the Merger Agreement, directly or indirectly involving: (1) any merger, consolidation, reorganization, amalgamation, share exchange, business combination, recapitalization, dissolution, liquidation or other similar transaction involving RC2 (A) in which a person directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding Shares or (B) in which RC2 issues securities representing 15% or more of the outstanding Shares, (2) any sale, lease, exchange, transfer, license or other disposition of any business or businesses or assets (including any equity securities of any subsidiary of RC2) which constitute 15% or more of the net revenues, net income or assets of RC2 and its subsidiaries, taken as a whole, or (3) any sale, purchase, tender offer, exchange offer or other acquisition that, if consummated, would result in any person beneficially owning 15% or more of any class of equity or voting securities of RC2.

“Excluded Party” means any person (other than Parent and any of the its subsidiaries) or “group,” within the meaning of Section 13(d) of the Exchange Act (so long as such person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 80% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of the Merger Agreement), from whom RC2 has received a bona fide written Acquisition Proposal after the execution of the Merger Agreement and prior to the No-Shop Period Start Date that, on or before the No-Shop Period Start Date, RC2’s board of directors determines (and provides written notice to Parent of such determination at such time and a summary of the RC2 board of directors’ reasons for such determination), in good faith, after consultation with RC2’s financial advisor and outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal, and which Acquisition Proposal has not expired or been terminated, rejected or withdrawn as of the No-Shop Period Start Date.

“Extension Excluded Party” means any Excluded Party from whom RC2 has received a bona fide written Acquisition Proposal after the execution of the Merger Agreement and prior to 5:00 p.m. (New York City time) on April 19, 2011 who has remained an Excluded Party at all times up to such time and which Acquisition Proposal, on April 19, 2011, the board of directors of RC2 determines, in good faith, after consultation with RC2’s financial advisor and outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal.

“Superior Proposal” means a bona fide written Acquisition Proposal (provided that for purposes of the definition of “Superior Proposal,” the references to “15%” in the definition of Acquisition Proposal will be deemed to be references to “51%”) that the RC2 board of directors determines, in good faith, after consultation with RC2’s financial advisors and outside legal counsel, and in light of all relevant circumstances and all terms and conditions of such Acquisition Proposal and the Merger Agreement (and if applicable, any proposal by Parent to amend the terms of the Merger Agreement), (1) is more favorable to RC2’s stockholders from a financial point of view than the Offer and the Merger and (2) is reasonably capable of being completed on the terms so proposed, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal.

The Merger Agreement requires RC2 to notify Parent orally and in writing promptly (and in any event within 24 hours) after RC2’s receipt of any inquiries, proposals or offers, or requests for information, or any negotiations or discussions being sought to be initiated or continued with RC2 or any of its representatives, in each case, in connection with, or which would reasonably be expected to result in, an Acquisition Proposal. The notice must identify the name of the third party involved, the material terms and conditions and all correspondence describing such material terms and conditions. In addition, RC2 must provide Parent and its legal counsel with copies of all drafts and final versions of agreements relating to an Acquisition Proposal exchanged between RC2 and such third party. RC2 is also required promptly to keep Parent fully informed, in all material respects, of the status and details of any Acquisition Proposal or inquiries related thereto, including any changes in the material terms.

The Merger Agreement does not prohibit RC2 from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal that constitutes a tender offer or exchange offer so long as the requirements of the non-solicitation provisions of the Merger Agreement are satisfied. However, any disclosure other than a “stop-look-and-listen communication” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act is deemed to be a “Change of Recommendation” under the Merger Agreement unless RC2’s board of directors expressly reaffirms the Company Recommendation (as defined below).

Company Board Recommendation.  Subject to the provisions described below, RC2’s board of directors agreed to recommend that the stockholders of RC2 accept the Offer, tender their Shares into the Offer and approve and adopt the Merger Agreement, to the extent required by applicable law. This is referred to as the “Company Recommendation.” RC2 has been advised that all of RC2’s directors and executive officers intend to tender all Shares beneficially owned by them to Purchaser pursuant to the Offer. Except as otherwise permitted by the Merger Agreement, RC2 agreed that neither RC2 nor RC2’s board of directors will:

•	withdraw, modify or qualify in any manner adverse to Parent or Purchaser, or resolve to or publicly propose to withdraw, modify or qualify in a manner adverse to Parent or Purchaser, the Company Recommendation or otherwise take any action or make any statement in connection with the transactions contemplated by the Merger Agreement that is inconsistent with the Company Recommendation;

•	approve, endorse or recommend, or resolve to or publicly propose to approve, endorse or recommend, any Acquisition Proposal; or

•	adopt or recommend, or publicly propose to adopt or recommend, or allow RC2 or any its subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal.

The actions described in the first and second bullet points above are referred to in the Merger Agreement as a “Change of Recommendation.”

Notwithstanding the restrictions set forth above, RC2’s board of directors may, prior to Purchaser’s acceptance for payment of shares pursuant to and subject to the conditions of the Offer:

•	in response to information obtained after the date of the Merger Agreement and that was not reasonably capable of being known by RC2’s board of directors as of the date of the Merger Agreement, make a Change of Recommendation if RC2’s board of directors determines in good faith, after consultation with RC2’s outside legal counsel, that the failure of RC2’s board of directors to effect a Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties to RC2’s stockholders under applicable law; or

•	in response to a Superior Proposal received by RC2 after the date of the Merger Agreement, cause RC2 to terminate the Merger Agreement pursuant to the terms of the Merger Agreement and concurrently with such termination cause RC2 to enter into a definitive agreement with respect to such Superior Proposal, if:

•	RC2 satisfies its obligation under the Merger Agreement to pay a Termination Fee (as defined below);

•	the Superior Proposal is not attributable to a breach of the no-solicitation provisions of the Merger Agreement; and

•	the board of directors of RC2 determines in good faith, after consultation with RC2’s outside legal counsel, that the failure to take such actions would be reasonably likely to be inconsistent with the directors’ fiduciary duties to RC2’s stockholders under applicable Law.

However, RC2 cannot effect a Change of Recommendation or exercise its right to terminate the Merger Agreement in the manner described above until after the fourth business day following Parent’s receipt of written notice from RC2 advising Parent that RC2’s board of directors intends to make a Change of Recommendation or terminate the Merger Agreement, and during such period negotiates in good faith with Parent as described in the next paragraph. Such notice and any resolution or determination of RC2’s board of directors to give such notice or negotiations with Parent relating thereto as provided below will not be deemed to constitute a Change of Recommendation. The notice must specify the reasons for RC2’s actions, including, if the basis of the proposed action by the RC2 board of directors is a Superior Proposal, the terms and conditions of any Superior Proposal and a copy of the proposed transaction agreement for any such Superior Proposal in the form to be entered into. In the event of an amendment to the financial terms or other material terms of such Superior Proposal, RC2’s board of directors will not be entitled to exercise its right to terminate based on such Superior Proposal, as so amended, until after the second full business day following Parent’s receipt of a new notice from RC2 with respect to such Superior Proposal as so amended.

In determining whether to terminate the Merger Agreement in response to a Superior Proposal or to make a Change of Recommendation, RC2 must cause RC2’s financial adviser and legal counsel to negotiate in good faith with Parent regarding any proposals of Parent to amend the terms of the Merger Agreement and will not make a Change of Recommendation or terminate the Merger Agreement unless, prior to the effectiveness of such Change of Recommendation or termination, RC2’s board of directors, after considering the results of any such negotiations and any revised proposals made by Parent, concludes that it continues to meet the requirements to make a Change of Recommendation and/or that the Superior Proposal giving rise to the notice described above continues to be a Superior Proposal and that it continues to meet the requirements to terminate the Merger Agreement described above.

Appropriate Action; Consents; Filings.  Each of RC2, Parent and Purchaser has agreed to use their respective reasonable best efforts to as promptly as reasonably practicable: (1) take, or cause to be taken, all appropriate actions, and do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by the Merger Agreement (2) obtain required permits, waivers, consents or authorizations from governmental authorities or other persons in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (3) defend any proceedings challenging the Merger Agreement or the consummation of the transactions including the Offer and the Merger and (4) make all necessary filings and other required submissions required under the HSR Act or foreign antitrust laws with respect to the Merger Agreement and the Merger. Parent and RC2 agreed to cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable changes suggested in connection with such filing. RC2 and Parent agreed to furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by the Merger Agreement.

RC2, Parent and Purchaser each agreed to use reasonable best efforts to: (1) make the applications or filings required to be made by Parent, MergerSub or RC2 or any of their subsidiaries under the HSR Act in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement as promptly as is reasonably practicable (and in any event within 10 business days following the date of the Merger Agreement), and to concurrently with such filing or as soon as practicable thereafter, request early termination of the waiting period under the HSR Act, (2) comply at the earliest practicable date with any request under the HSR Act or foreign antitrust laws for additional information received by Parent or RC2 or any of their subsidiaries from the Federal Trade Commission or the Department of Justice or any other governmental authority in connection with such applications or filings or the Transactions and (3) reasonably coordinate and cooperate with each other party in the making of any applications or filings (including furnishing any information the other party may require in order to make any such application or filing), or obtaining any approvals, required in connection with the Transactions under the HSR Act or Foreign Antitrust Laws. RC2 agreed that Parent has the right to take the lead in any communications with any third person or governmental authority with respect to obtaining such approvals or consents and RC2 cannot take any action in connection therewith without the prior written consent of Parent. RC2 and Parent agreed that neither of them will be required to divest or hold separate their assets in connection with necessary HSR Act or foreign antitrust approvals, unless such action would be immaterial to Parent, RC2 or the economic or business benefits to Parent of the transactions contemplated by the Merger Agreement.

Notification of Certain Matters.  RC2 agreed to give Parent prompt notice after obtaining knowledge of any breach by RC2 of a representation, warranty or covenant that would be reasonably likely to cause any Offer Condition or condition to the Merger not to be satisfied. Parent agreed to give RC2 prompt notice after obtaining knowledge of any breach by Parent of a representation, warranty or covenant that would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

Public Announcements.  Parent and RC2 have agreed not to make any press release or other public statement regarding the Offer and the Merger without the prior consent of the other, except as required by applicable law or any listing agreement with NASDAQ or the rules of a securities exchange or trading market. If a party is required to make a press release or announcement, it agreed to use its reasonable best efforts to allow the other party reasonable time to comment on the release or announcement prior to its issuance. However, RC2 will no longer be required to obtain Parent’s consent if RC2’s board of directors has effected a Change of Recommendation.

Employee Matters.  During the one-year period beginning at the Effective Time, Parent will cause the surviving corporation and each RC2 subsidiary to provide to those individuals employed by the surviving corporation or by one or more of RC2’s subsidiaries as of the Effective Time, salary and benefits under employees benefit plans (other than defined benefit pension plans, plans providing for retiree medical benefits, incentive pay plans, plans providing for equity-based compensation and plans providing for payments or benefits upon a change in control) that are substantially no less favorable in the aggregate than the benefits provided to such employees under the employee benefit plans of RC2 as in effect immediately prior to the Effective Time. Parent agrees that, to the extent any employee benefit plan, program or policy of Parent or a Parent subsidiary is made available to such employees, such employees will receive credit for service with RC2 or its subsidiaries for eligibility, vesting and benefit level purposes to the same extent such service was recognized under analogous plans prior to the Effective Time; provided that such crediting of service does not duplicate any benefit or funding of such benefit under any plan and no service will be credited for benefit accrual purposes under any defined benefit pension plan. Parent will also credit co-payments and deductibles paid in respect of the plan year in which the Effective Time occurs, waive any pre-existing condition exclusions which were waived under the terms of any employee benefit plan of RC2 immediately prior to the Effective Time and waive any waiting periods (other than waiting periods not satisfied under any RC2 welfare benefit plans prior the Effective Time). None of the above will apply to any employee who is covered by a collective bargaining agreement, as such employee will be subject to the applicable collective bargaining agreement.

Nothing in the Merger Agreement restricts the right of Parent or any of its affiliates (including the surviving corporation) to terminate the employment of any employee of RC2 or its subsidiaries after the completion of the Merger or requires that such employees of RC2 be employed for a period of time following the Effective Time. Employees are not third-party beneficiaries of this provision of the Merger Agreement.

Indemnification, Exculpation and Insurance.  The Merger Agreement provides for certain indemnification and insurance rights in favor of RC2’s current and former directors or officers, who we refer to as “indemnified persons.” Specifically, all rights to exculpation, indemnification advance and reimbursement of expenses provided to the indemnified persons, under RC2’s certificate of incorporation, bylaws or other agreements disclosed to Parent, with respect to acts or omissions arising on or before to the Effective Time, will continue in full force and effect following the Effective Time.

For a period of six years from the Effective Time, Parent agreed to maintain the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by RC2 with respect to acts or omissions arising on or before the Effective Time. Parent may substitute policies of substantially equivalent coverage containing terms no less favorable to the indemnified persons. Parent is not required after the Effective Time to pay annual premiums in excess of 250% of the last annual premium for RC2’s existing policies, but in such case will purchase as much coverage as may be purchased for such amount.

RC2 may purchase, prior to Purchaser’s acceptance for payment of shares pursuant to and subject to the conditions of the Offer, or Parent may purchase or cause RC2 to purchase prior to the Effective Time a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of RC2 with respect to acts or omissions occurring at or before the Effective Time (covering without limitation the transactions contemplated by the Merger Agreement). The cost of any such “tail” policy purchased by RC2 will not exceed 250% of the last annual premium paid by RC2. If such a “tail” policy is obtained, Parent will maintain the policy for its full term and will have no further obligations with respect to directors’ and officers’ liability insurance and fiduciary liability insurance under the Merger Agreement.

If Parent or surviving corporation merges into or consolidates with another entity and is not the surviving corporation or sells substantially all its assets, provision will be made so that the successors or assigns of Parent or the surviving corporation assume the insurance and indemnification obligations described above.

The indemnified persons are third party beneficiaries of, and entitled to rely upon, these provisions of the Merger Agreement.

Exemption from Liability under Section 16(b).  RC2 has agreed to take all reasonable steps to cause any dispositions of RC2 equity securities in connection with the Merger Agreement by each director or officer of RC2 subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Approval of Compensation Arrangements.  RC2 has agreed to take all actions necessary prior to the Expiration Date in order (1) to cause the adoption, approval, amendment or modification of each certain employment arrangements, including any employment related agreement described in Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements” to which it is a party, to be approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of RC2 in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto and (2) to make the “safe harbor” provided pursuant to Rule 14d-10(d)(2) otherwise applicable thereto as a result of the taking prior to the Expiration Date of all necessary actions by RC2’s board of directors, the Compensation Committee of such board or its “independent directors” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

Third Party Standstill Agreements.  RC2 has agreed during the period from the date of the Merger Agreement through the Effective Time not to terminate or amend any standstill agreement between RC2 and third parties and to enforce such agreements to the fullest extent permitted under applicable law. However, from the date of the Merger Agreement until the No-Shop Period Start Date, RC2 may grant waivers under standstill agreements solely to the extent necessary to permit counterparties to make non-public submissions of Acquisition Proposals prior to the No-Shop Period Start Date. In addition, from the date of the Merger Agreement until Purchaser’s acceptance for payment of shares pursuant to and subject to the conditions of the Offer, RC2 may grant waivers under standstill agreements if the board of directors of RC2, after consulting with RC2’s outside legal counsel, determines in good faith that not granting such a waiver would be reasonably likely to be inconsistent with the directors’ fiduciary duties to RC2’s stockholders under applicable law. RC2 shall provide written notice to Parent of the waiver or release of any standstill by RC2. RC2 shall not, and shall not permit any of its representatives to, enter into any confidentiality agreement subsequent to the date of the Merger Agreement which does not expressly permit, or which contains any provision that adversely affects the rights of the Company under such confidentiality agreement upon, compliance by RC2 with any provision of the Merger Agreement.

Financial Information and Cooperation.  RC2 has agreed to use, and to cause its representatives to use, reasonable best efforts to cooperate with Parent and Purchaser in connection with the financing for the Offer and the Merger. Specifically, RC2 has agreed to, and agreed to cause its representatives to, provide to Parent and Purchaser all reasonable cooperation requested by Parent in connection with the arrangement and consummation of the financing. Examples of types of cooperations include, among others, participating in meetings, presentations and due diligence sessions, assisting with preparation of offering documents and other financing-related marketing materials, assisting Parent in obtaining comfort letters, legal opinions and related documents, and reasonably facilitating the pledge of RC2’s assets and related matters.

Parent and Purchaser have agreed to indemnify and hold harmless RC2 and its subsidiaries and their respective representatives from all losses, damages, claims, costs or reasonable expenses incurred by any of them in connection with the financing and information used in connection with the financing, other than (1) information provided in writing for use by RC2, (2) historical financial information in any documents filed by RC2 with the SEC and (3) any of the foregoing to the extent the same is the result of willful misconduct or bad faith of RC2, its subsidiaries or their respective representatives.

Stockholder Litigation.  RC2 agreed to give Parent the opportunity to participate in the defense or settlement of any litigation against RC2 and/or its directors or executive officers relating to the Offer and the Merger. RC2 also agreed that it will not settle or offer to settle any litigation relating to the Merger Agreement or the transactions contemplated by the Merger Agreement without the prior written consent of Parent.

State Takeover Laws.  If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other anti-takeover law or regulation becomes or is deemed pplicable to RC2 or the transactions contemplated by the Merger Agreement, then the board of directors of RC2 is required to take all actions necessary to render such law or regulation inapplicable. In addition, RC2 agreed not to take any action that would cause the transactions contemplated by the Merger Agreement to be subject to the requirements imposed by any such law or regulation.

Stock Exchange De-listing; Deregistration.  Prior to the Closing Date, RC2 shall cooperate with Parent and use reasonable best efforts to take all actions necessary and proper under applicable laws and rules and policies of Nasdaq to cause RC2 common stock to be delisted from Nasdaq as promptly as practicable after the Effective Time and deregistered under the Exchange Act as promptly as practicable after such delisting.

Termination.  The Merger Agreement may be terminated:

•	by mutual written consent of Parent and RC2, at any time prior to the Effective Time;

•	by either Parent or RC2 (which we refer to as “mutual termination rights”):

•	if the Offer has not been consummated on or before September 10, 2011, except that such right to terminate is not available to Parent or RC2 if its breach of the Merger Agreement proximately caused the Offer not to be consummated (we refer to this as the “Outside Date Termination”);

•	if any governmental authority has entered an order permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, and such order is final and non-appealable; or

•	if the Offer has expired (taking into account any extensions as provided in the Merger Agreement) or been terminated without any Shares being purchased therein, except that such right to terminate is not available to Parent or RC2 if its breach of the Merger Agreement proximately caused the Offer not to be consummated (we refer to this as the “Offer Expiration Termination”).

•	by RC2 at any time prior to Purchaser’s acceptance for payment of shares pursuant to and subject to the conditions of the Offer (which we refer to as the “RC2 termination rights”):

•	if (1) Purchaser fails to commence the Offer in violation of the terms of the Merger Agreement or (2) Purchaser fails to accept for payment and purchase Shares validly tendered pursuant to the Offer in violation of the terms of the Merger Agreement, which violation or failure in the case of both clause (1) and (2) above is not cured within 2 business days after Parent’s receipt of written notice thereof from RC2; provided that RC2 will not have the right to terminate the Merger Agreement under clause (1) or (2) above if RC2’s breach of the Merger Agreement proximately caused the failure of the Offer to be commenced or consummated;

•	if (1) (A) Parent or Purchaser breaches any of its representations or warranties which breach (i) would result in any of the representations or warranties of Parent and Purchaser with respect to corporate organization and qualification that is qualified as to “Parent Material Adverse Effect” not being true and correct in all respects or any such representation or warranty that is not so qualified as to “Parent Material Adverse Effect” not being true and correct in all material respects or (ii) would result in any other representation and warranty of Parent and Purchaser in the Merger Agreement (without giving effect to any qualification as to “materiality” or “Parent Material Adverse Effect” qualifiers set forth therein) not being true and correct in all respects, except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or (B) Parent or Purchaser breaches or fails, in any material respect, to perform or comply with any of its agreements or covenants to be performed or complied with by it under the Merger Agreement and (2) such breach or failure to perform or comply is incapable of being cured by Parent or Purchaser by the date that is 20 business says after such breach or failure or, if capable of being cured by Parent or Purchaser by such date, Parent or Purchaser does not commence to cure such breach or failure within 10 business days after its receipt of written notice thereof from RC2 and diligently pursue such cure thereafter; or

•	if the board of directors of RC2 determines to enter into a definitive agreement providing for a Superior Proposal pursuant to and in compliance with the provisions of the Merger Agreement (including payment to Parent of the Termination Fee (as described below) concurrently with such termination) (we refer to this as the “Superior Proposal Termination”).

•	by Parent at any time prior to Purchaser’s acceptance for payment of shares pursuant to and subject to the conditions of the Offer (which we refer to as “Parent termination rights”):

•	if (1) RC2’s board of directors or any committee of the board has effected a Change of Recommendation, (2) after the No-Shop Period Start Date (or if later, the date after which there ceases to be an Excluded Party or Extension Excluded Party), the board of directors of RC2 or any committee of the board fails to publicly affirm the Company Recommendation within three business days of a request in writing to do so by Parent following the public announcement or public disclosure of an Acquisition Proposal, (3) RC2 fails to include the Company Recommendation in its Solicitation/

Recommendation Statement on Schedule 14D-9, or (4) there is a Willful (as defined below) and material breach by RC2 of its obligations under the non-solicitation provisions of the Merger Agreement (each of clauses (1) — (4), a “Triggering Event”); or

•	if (1) (A) RC2 breaches any of its representations or warranties, which breach (1) would result in any of the representations and warranties of RC2 with respect to capitalization and equity awards not being true and correct in all respects (except for any de minimis inaccuracy) at and as of the date of the Merger Agreement and at and as of such time on or after the date of the Merger Agreement as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), (2) would result in any of the representations and warranties of RC2 with respect to corporate organization and qualification that is qualified as to “materiality” or “Company Material Adverse Effect” not being true and correct in all respects, or any such representation or warranty that is not so qualified as to “materiality” or “Company Material Adverse Effect” not being true and correct in all material respects, in each case, at and as of the date of the Merger Agreement and at and as of such time on or after the date of the Merger Agreement as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date) or (3) would result in any other representation and warranty of RC2 in the Merger Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) not being true and correct in all respects at and as of the date of the Merger Agreement and at and as of such time on or after the date of the Merger Agreement as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (B) RC2 breaches or fails, in any material respect, to perform or to comply with its agreements and covenants to be performed or complied with by it under the Merger Agreement at or prior to the Offer Closing, and (2) such breach or failure to perform or comply is incapable of being cured by RC2 by the date that is 20 business says after such breach or failure or, if capable of being cured by RC2 by such date, RC2 does not commence to cure such breach or failure within 10 business days after its receipt of written notice thereof from Parent and diligently pursue such cure thereafter (we refer to this as the “RC2 Breach Termination”).

Effect of Termination and Termination Fees.  If the Merger Agreement is terminated, the Merger Agreement will become void (other than the confidentiality and certain other specified provisions therein) and, subject to certain termination fees described below and in the Merger Agreement, there will be no liability or obligation on the part of Parent, Purchaser or RC2 or their respective officers, directors, employees or stockholders; provided that no party will be relieved from any liability for any Willful and material breach of such party’s representations, warranties, covenants or agreements, and all rights and remedies of such non-breaching party in such case will be preserved.

“Willful” means, with respect to a breach of the Merger Agreement by a party, that such breach is intentional and a consequence of an act or failure to act by the breaching party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of the Merger Agreement.

Company Termination Fee.  RC2 has agreed to pay Parent a termination fee of $11,280,000 in cash if RC2 effects a Superior Proposal Termination either (1) prior to the No-Shop Period Start Date or (2) after the No-Shop Period Start Date and prior to the Cut-Off Date, to enter into a definitive agreement with an Excluded Party or Extension Excluded Party.

RC2 has agreed to pay Parent a termination fee of $20,940,000 in cash if:

•	Parent terminates the Merger Agreement due to a Triggering Event;

•	RC2 effects a Superior Proposal Termination other than as set forth in the previous paragraph; or

•	(1) (A) Parent or RC2 effects an Outside Date Termination, (B) Parent or RC2 effects an Offer Expiration Termination in circumstances where the Offer expired (taking into account any extension provided in the Merger Agreement) or was terminated without any Shares being purchased as a result of the failure to satisfy the Minimum Condition or (C) Parent effects a RC2 Breach Termination and (2) (A) prior to the termination an Acquisition Proposal (or intention to make an Acquisition Proposal whether or not conditional) has been publicly made or publicly disclosed and (B) within 12 months after termination RC2 completes an Acquisition Transaction or enters into a definitive agreement providing for an Acquisition Transaction which is later consummated.

We refer to the termination fee payable in these situations as the “Termination Fee.” RC2 must pay the Termination Fee (1) within one Business Day after termination of the Merger Agreement in the case of termination due to a Triggering Event, (2) concurrently with the termination of the Merger Agreement in the case of termination due to a Superior Proposal Termination and (3) upon the date an Acquisition Transaction is consummated in the case of a termination in the circumstances described in the last bullet above. RC2 is not obligated to pay the Termination Fee on more than one occasion.

RC2 acknowledged that the agreements contained in the provisions regarding the Termination Fee are an integral part of the transactions contemplated by the Merger Agreement and that, without those provisions, Parent would not have entered into the Merger Agreement. If RC2 fails to pay the Termination Fee when due, RC2 is required to reimburse the other party for all out-of-pocket costs and expenses (including reasonable attorney’s fees) in connection with the collection under and enforcement of the Termination Fee together with interest on the Termination Fee at a rate equal to Bank of America’s prime rate plus 2% from the date the Termination Fee is due.

Availability of Specific Performance.  The parties agreed that if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur and, in such circumstance, the parties would be entitled to an injunction to prevent breaches of the Merger Agreement and to enforce specifically the Merger Agreement’s terms. The parties explicitly agreed that RC2 may specifically enforce Parent and Purchaser’s obligation to consummate and fund the Offer and the Merger. The parties agreed that they would not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party has an adequate remedy at law or that any such relief is not an appropriate remedy. The parties are not required to provide a bond or other security to seek an injunction or injunctions to prevent breaches of the Merger Agreement.

Expenses.  All fees and expenses incurred by the parties will be paid by the party incurring such costs and expenses, except that each of Parent and RC2 have agreed to pay 50% of the expense of printing and filing any proxy statement of RC2 required in connection with the Merger and the transactions contemplated by the Merger Agreement, RC2’s Solicitation/Recommendation Statement on Schedule 14D-9, the Schedule TO and other Offer documents and all SEC, HSR Act and other regulatory filing fees incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.

New Employment Agreements and Other Employment-Related Agreements

The following is a summary of certain provisions of the certain employment related agreements entered into in connection with the Merger Agreement. This summary is qualified in its entirety by reference to such agreements, which are incorporated herein by reference, and copies of which have been filed as an exhibit to the Schedule TO. Such agreements may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read such agreements for a more complete description of the provisions summarized below.

New Executive Employment Agreements

As a condition to Parent’s willingness to proceed with the transactions contemplated by the Merger Agreement, on March 10, 2011, concurrently with the execution of the Merger Agreement, RC2 and Parent (solely with respect to certain provisions thereof) entered into employment agreements (the “New Employment Agreements”) with each of RC2’s executive officers. The New Employment Agreements, which would become effective only upon the consummation of the Offer (the date of effectiveness of the New Employment

Agreements is referred to as the “Commencement Date”), would amend, restate and replace in their entirety the executive officers’ existing employment agreements with RC2, which were entered into on April 1, 2008, in the case of Curtis W. Stoelting, Peter J. Henseler, Gregory J. Kilrea and Helena Lo, and on November 5, 2008, in the case of Peter A. Nicholson (as amended, the “Existing Employment Agreements”).

The New Employment Agreements contain substantially similar compensation and benefits for RC2’s executive officers as the compensation and benefits in the Existing Employment Agreements. Pursuant to the New Employment Agreements, Mr. Stoelting will serve as Chief Executive Officer of RC2, Mr. Henseler will serve as President of RC2, Mr. Kilrea will serve as Chief Operating Officer of RC2, Ms. Lo will serve as an Executive Vice President of RC2 and Managing Director of RC2 (H.K.) Limited, and Mr. Nicholson will serve as Chief Financial Officer of RC2. The terms of the New Employment Agreements are four years for Mr. Stoelting, two years for Mr. Henseler and three years for each of Mr. Kilrea, Ms. Lo, and Mr. Nicholson unless earlier terminated in accordance with the applicable New Employment Agreement. Base salaries will be $486,720 for Mr. Stoelting, $486,720 for Mr. Henseler, $360,000 for Mr. Kilrea, $337,459 for Ms. Lo, and $324,480 for Mr. Nicholson, subject to annual increases based on performance, changes in responsibilities and increases in the Consumer Price Index. Each executive officer will also be eligible for (1) an annual cash bonus at a target level of 2.25 times base salary for Mr. Stoelting and Mr. Henseler, 1.75 times base salary for Mr. Kilrea and Ms. Lo, and 1.70 for Mr. Nicholson and (2) subject to approval by Parent’s stockholders and Parent’s board of directors, an equity award covering 200,000 shares of Parent stock for each of Mr. Stoelting and Mr. Henseler, 100,000 shares of Parent stock for Mr. Kilrea, and 50,000 shares of Parent stock for each of Ms. Lo and Mr. Nicholson. The equity awards will vest 50% on each of the second and fourth anniversary of the date of grant. In the event of a change of control of Parent, the equity awards will vest in full. If Parent shareholder approval or Parent board of director approval is not obtained, Parent will provide the executive officer with a long-term cash incentive benefit equal to the Black-Scholes value of the executive officer’s equity award, measured as of the date such cash incentive benefit is granted. Each executive officer will also be entitled to a car allowance, life and disability insurance and certain other fringe benefits commensurate with his position.

In addition, pursuant to the New Employment Agreements, each executive officer has agreed to waive a portion of his or her current rights with respect to accelerated vesting of his or her outstanding equity awards. In connection with such waiver, each executive officer has agreed that a cash amount (the “Rollover Amount”) equal to approximately 78% for each of Mr. Stoelting and Mr. Henseler, 51% for each of Mr. Kilrea and Ms. Lo, and 38% for Mr. Nicholson of the cash value of the executive officer’s unvested equity awards which otherwise would have vested and been payable upon the consummation of the Merger will be subject to vesting over a period of three years following the Commencement Date and the unvested amounts will be subject to forfeiture if the executive officer’s employment is terminated by RC2 for cause or the executive officer resigns without good reason. The balance of the cash value of the executive officers’ unvested equity awards will be paid in cash upon the closing of the Merger as provided in the Merger Agreement.

Under the New Employment Agreements, the Rollover Amounts are $3,500,000 for each of Mr. Stoelting and Mr. Henseler and $1,000,000 for each of Mr. Kilrea, Ms. Lo and Mr. Nicholson. Upon consummation of the Merger, the Rollover Amounts will be paid into interest bearing escrow accounts and vest 20% on the first anniversary of the Commencement Date, 35% on the second anniversary of the Commencement Date and 45% on the third anniversary of the Commencement Date assuming each executive’s continued employment through such dates. In the event of a change of control of Parent or RC2, the executive officers will be entitled to the immediate vesting of the then unvested portion of their Rollover Amounts and payment therefor and any interest thereon. RC2 also agreed to reimburse the executive officers in the event that certain additional taxes under Section 409A of the Internal Revenue Code are imposed with respect to the Rollover Amount. The New Employment Agreements also state that if any of the payments to the executive officers would be subject to an excise tax under Section 4999 of the Internal Revenue Code, then the payments due will be reduced by an amount sufficient for RC2 to make the payments without being subject to such excise tax unless the net benefit to the executive after payment of the excise tax is greater than the reduced payment amount.

Under the New Employment Agreements, in the event of termination of employment for disability, subject to the execution of a release, the applicable executive officer will be entitled to (1) continuation of his or her then effective base salary for six months after the date of termination of employment, (2) a pro rata portion of any bonus he or she would have been entitled to receive in the year of termination, (3) immediate vesting of the then unvested portion of the Rollover Amount and payment therefore and any interest thereon, and (4) medical, disability and life insurance benefits for three years after the date of termination of employment.

Under the New Employment Agreements, in the event of termination of employment for death, the applicable executive officer will be entitled to (1) the proceeds from any life insurance, (2) a pro rata portion of any bonus he or she would have been entitled to receive in the year of termination, and (3) immediate vesting of the then unvested portion of the Rollover Amount and payment therefore and any interest thereon.

Under the New Employment Agreements, in the event Mr. Stoelting’s or Mr. Henseler’s employment is terminated by RC2 without cause or by Mr. Stoelting or Mr. Henseler for good reason, subject to the execution of a release, Mr. Stoelting or Mr. Henseler will be entitled to (1) continuation of his then effective base salary for 24 months after the date of termination of employment, (2) immediate vesting of the then unvested portion of the Rollover Amount and payment therefor and any interest thereon, and (3) medical, disability and life insurance benefits for two years after the date of termination of employment.

Under the New Employment Agreements, in the event Mr. Kilrea’s, Ms. Lo’s, or Mr. Nicholson’s employment is terminated by RC2 without cause or by Mr. Kilrea, Ms. Lo, or Mr. Nicholson for good reason on or prior to the second anniversary of the Commencement Date, subject to the execution of a release, Mr. Kilrea, Ms. Lo, or Mr. Nicholson will be entitled to (1) continuation of his or her then effective base salary for 36 months after the date of termination of employment, (2) a payment equal to the greater of (A) 200% of the average incentive bonus payments received by him or her under RC2’s bonus plan or a predecessor annual bonus plan of RC2 over the preceding three years or (B) 100% of his or her target bonus under RC2’s bonus plan for the year in which the termination occurs, (3) immediate vesting of the then unvested portion of the Rollover Amount and payment therefor and any interest thereon, and (4) medical, disability and life insurance benefits for three years after the date of termination of employment. In the event Mr. Kilrea’s, Ms. Lo’s, or Mr. Nicholson’s employment is terminated by RC2 without cause or by Mr. Kilrea, Ms. Lo, or Mr. Nicholson for good reason after the second anniversary of the Commencement Date, subject to the execution of a release, Mr. Kilrea, Ms. Lo, or Mr. Nicholson will be entitled to (1) continuation of his or her then effective base salary for 24 months after the date of termination of employment, (2) a payment equal to 50% of his or her target bonus under RC2’s bonus plan for the year in which the termination occurs, (3) immediate vesting of the then unvested portion of the Rollover Amount and payment therefor and any interest thereon, and (4) medical, disability and life insurance benefits for two years after the date of termination of employment.

Under the New Employment Agreements, in the event the employment of Mr. Stoelting, Mr. Kilrea, Ms. Lo, or Mr. Nicholson is terminated due to non-renewal of the New Employment Agreement at the end of its term, subject to the execution of a release, the executive officer will be entitled to (1) continuation of his or her then effective base salary for 12 months after the date of termination of employment for Mr. Stoelting and 24 months after the date of termination of employment for Mr. Kilrea, Ms. Lo, or Mr. Nicholson, (2) a payment equal to 50% of his or her target bonus under RC2’s bonus plan for the year in which the termination occurs for Mr. Kilrea, Ms. Lo, or Mr. Nicholson, and (3) medical, disability and life insurance benefits for one year after the date of termination of employment for Mr. Stoelting and two years after the date of termination for Mr. Kilrea, Ms. Lo, or Mr. Nicholson.

Under his New Employment Agreement, in the event the employment of Mr. Henseler is terminated due to non-renewal, Mr. Henseler and RC2 will enter into a consulting arrangement for a period of one year. During the consulting period, Mr. Henseler agrees to work a maximum of 1,000 hours, will be paid 75% of his then base salary, will continue to vest in his Rollover Amount and will be entitled to continued medical, disability and life insurance benefits.

Pursuant to his New Employment Agreement, each of Mr. Stoelting and Mr. Henseler and their spouses and eligible dependents will be entitled to continued medical benefits after retirement until the later of the executive officer’s or his spouse’s death as long as he makes the same contributions for such medical benefits as active employees. Each of Mr. Stoelting and Mr. Henseler will also be eligible to participate in RC2’s group life, disability and dental coverage after retirement until his death provided that he pays 100% of the cost of such coverage.

The New Employment Agreements contain customary noncompetition, nonsolicitation and nondisclosure covenants on the part of each of the executive officers.

Other Employment-Related Agreements

As a condition to Parent’s willingness to proceed with the transactions contemplated by the Merger Agreement, on March 10, 2011, concurrently with the execution of the Merger Agreement, RC2 and Parent (solely with respect to certain provisions thereof) entered into a new employment agreement with Jamie W. Kieffer and a rollover bonus agreement with Gary W. Hunter, each of which would become effective as of the Commencement Date. Mr. Kieffer’s new employment agreement would amend, restate and replace in its entirety his existing employment agreement with RC2. Except as set forth below, the terms and conditions of Mr. Kieffer’s new employment agreement are substantially similar to the New Employment Agreements for Mr. Kilrea, Ms. Lo and Mr. Nicholson. Mr. Kieffer will serve as Chief Marketing Officer, his base salary will be $260,000, his annual cash bonus will be at a target level of 1.0 times his base salary and his equity award would cover 25,000 shares of Parent stock. Under Mr. Kieffer’s new employment agreement and Mr. Hunter’s rollover bonus agreement, each agreed to waive acceleration of approximately 51% of his unvested equity in exchange for a cash payment of $150,000 which, other than as noted below, will be subject to the same vesting schedule and terms as the Rollover Amounts described above. Pursuant to Mr. Hunter’s rollover bonus agreement, in the event his employment is terminated by RC2 without cause, by reason of Mr. Hunter’s disability or death or by Mr. Hunter for good reason, subject to the execution of a release (other than in the case of Mr. Hunter’s death), Mr. Hunter will be entitled to immediate vesting of the then unvested portion of his cash payment and payment therefor and any interest thereon. Mr. Hunter’s rollover bonus agreement also provides for reimbursement by RC2 in the event that certain additional taxes under Section 409A of the Internal Revenue Code or a comparable provision under the income tax laws of Australia are imposed with respect to the cash payment and payment reductions under Section 4999 of the Internal Revenue Code or a comparable provision under the income tax laws of Australia, in each case in the same manner as such provisions operate in the New Employment Agreements.

Confidentiality Agreement

The following is a summary of certain provisions of the Confidentiality Agreement, dated November 9, 2010, between RC2 and Parent. This summary is qualified in its entirety by reference to such agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule TO. Such agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read such agreement for a more complete description of the provisions summarized below.

On November 9, 2010, RC2 and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of the other party would be considered confidential information and, for a period of two years from the date of the Confidentiality Agreement, would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law. Under the Confidentiality Agreement, each party also agreed, among other things, to certain “standstill” provisions for the protection of the other party for a period of one year from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of one year from the date of the Confidentiality Agreement, neither party would solicit the other party’s officers or other senior managers met during such party’s evaluation of a potential transaction.

12.	Purpose of the Offer; Plans for RC2.

Purpose of the Offer.  The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, RC2. The Offer, as the first step in the acquisition of RC2, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, subject to the satisfaction or waiver of the conditions to the obligations of Parent and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in RC2 or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in RC2. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of RC2.

Short-Form Merger.  The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Parent and Purchaser could, and (subject to the satisfaction or waiver of the conditions to their obligations to effect the Merger contained in the Merger Agreement) are obligated under the Merger Agreement to, effect the Merger without prior notice to, or any action by, any other stockholder of RC2 if permitted to do so under the DGCL (the “Short-Form Merger”). Even if Parent and Purchaser do not own at least 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market, from RC2 or otherwise in order to reach the 90% threshold and effect a Short-Form Merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for RC2.  It is expected that, initially following the Merger, the business and operations of RC2 will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of RC2 during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of RC2’s business, operations, capitalization and management with a view to optimizing development of RC2’s potential. Parent believes completion of the Offer and Merger will provide access to a complementary global distribution network centered around North America, strengthen the global brand development at both RC2 and Parent, lead to enhanced manufacturing and development systems, and provide access to talent and the establishment of a global structure.

As discussed further in Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements,” on March 10, 2011, we entered into new employment related agreements with certain members of RC2’s current management team which will become effective only upon consummation of the Offer. Additionally, it is possible that certain members of RC2’s current management team will enter into other new employment arrangements with RC2 after the completion of the Offer and the Merger. Such additional arrangements may include the right to purchase or participate in the equity of affiliates of Purchaser. These additional matters are subject to negotiation and discussion and no terms or conditions have been discussed. There can be no assurance that any additional parties will reach an agreement on any terms, or at all.

At the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the surviving corporation until thereafter amended as provided by law and the certificate of incorporation and bylaws of the surviving corporation. At the Effective Time, the certificate of incorporation of RC2 as in effect immediately prior to the Effective Time will be amended as set forth in the Merger Agreement and will be the certificate of incorporation of the surviving corporation until thereafter amended as provided by law and such certificate of incorporation. The directors of Purchaser immediately prior to the Effective Time will become the directors of the surviving corporation and the individuals specified by Parent prior to the Effective Time will at the Effective Time become the officers of the surviving corporation, in each case, until their respective successors are duly elected or appointed. Also, assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Parent will be entitled to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, the RC2 board of directors. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — RC2’s Board of Directors.”

Except as set forth in this Offer to Purchase, including as contemplated in Section 12 — “Purpose of the Offer, Plans for RC2 — Plans for RC2,” Parent and Purchaser have no present plans or proposals that would relate to or result in (1) any extraordinary corporate transaction involving RC2 or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (2) any sale or transfer of a material amount of assets of RC2 or any of its subsidiaries, (3) any material change in RC2’s capitalization or dividend policy, (4) any other material change in RC2’s corporate structure or business or (5) composition of its management or board of directors.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The NASDAQ Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, RC2 has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from the NASDAQ Capital Market if, among other possible grounds, (1) the number of publicly held Shares falls below 500,000, (2) the total number of beneficial holders of round lots of Shares falls below 300, (3) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (4) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (5) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (6) (A) RC2 has stockholders’ equity of less than $2.5 million, (B) the market value of RC2’s listed securities is less than $35 million over a 10 consecutive business day period and (C) RC2’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of RC2, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to RC2, as of March 23, 2011, there were 21,659,048 Shares outstanding (including 74,170 shares of unvested restricted stock). If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from the NASDAQ Capital Market, the market for Shares will be adversely affected.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of RC2 to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by RC2 to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to RC2, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of RC2 and persons holding “restricted securities” of RC2 to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause RC2 to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, RC2 will not, and will not permit its subsidiaries to, declare, set aside for payment or pay any dividends or make other distributions, payable in cash, stock or property, with respect to the capital stock of RC2 or any subsidiary of RC2, other than cash dividends paid by wholly owned subsidiaries to RC2 or its other wholly owned subsidiaries.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if by the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement), (1) the Minimum Condition shall not be satisfied, (2) the Antitrust Condition shall not be satisfied or (3) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares pursuant to the Offer, any of the following events shall occur and be continuing:

(a) there shall be any Law or Order enacted, entered, enforced, promulgated or deemed applicable by any Governmental Authority to the Offer, the Merger or the transactions contemplated by the Merger Agreement, or any other action shall be taken by any Governmental Authority that is reasonably likely to result, directly or indirectly, in (1) restraining or prohibiting Purchaser’s or Parent’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of RC2’s and RC2’s subsidiaries’ businesses or assets, or to compel Parent or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of RC2 or Parent and their respective subsidiaries, (2) restraining or prohibiting the acquisition by Parent or Purchaser of any Shares under the Offer or the making or consummation of the Offer or the Merger, (iii) imposing material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, or (iv) imposing material limitations on the ability of Purchaser or Parent to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to RC2’s stockholders;

(b) since the date of the Merger Agreement, there shall have occurred any change, event, development, effect, condition, action, violation, inaccuracy, circumstance or occurrence which has had, or which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) a Triggering Event shall have occurred;

(d) (1) the representations and warranties of RC2 set forth in Sections 3.03(a) (regarding capitalization of RC2) or 3.03(c) (regarding equity awards of RC2) of the Merger Agreement shall not be true and correct in all respects (except for any de minimis inaccuracy) at and as of the date of the Merger Agreement and at and as of such time on or after the date of the Merger Agreement as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), (2) any of the representations and warranties of RC2 in Section 3.01(a) (regarding organization and qualification) of the Merger Agreement that is qualified as to “materiality” or “Company Material Adverse Effect” shall not be true and correct in all respects, or any such representation or warranty that is not so qualified as to “materiality” or “Company Material Adverse Effect” shall not be true and correct in all material respects, in each case, at and as of the date of the Merger Agreement and at and as of such time on or after the date of the Merger Agreement as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date) and (3) any other representation and warranty of RC2 in the Merger Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) shall not be true and correct in all respects at and as of the date of the Merger Agreement and at and as of such time on or after the date of the Merger Agreement as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(e) RC2 shall have breached or failed, in any material respect, to perform or to comply with its agreements and covenants to be performed or complied with by it under the Merger Agreement at or prior to Purchaser’s acceptance for payment of Shares pursuant to the Offer;

(f) RC2 shall have terminated or amended any employment related agreement described in Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements” or waived any provision thereof (except, in each case, with the prior written consent of Parent); or

(g) the Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser (other than the Minimum Condition), subject in each case to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and, each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General.  Except as described in this Section 16, based on our examination of publicly available information filed by RC2 with the SEC and other information concerning RC2, we are not aware of any governmental license or regulatory permit that appears to be material to RC2’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to RC2’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with its purchase of Shares in the Offer and the Merger on March 23, 2011. RC2 filed its Premerger Notification and Report Form with the FTC and the Antitrust Division on March 24, 2011. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on April 7, 2011, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although RC2 is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither RC2’s failure to make those filings nor a request for additional documents and information issued to RC2 from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of RC2. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, RC2, or any of their respective subsidiaries or affiliates or requiring other conduct relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase for certain information regarding the conditions to the Offer, including conditions with respect to certain governmental actions in connection with the Offer and the Merger.

Foreign Laws.  The antitrust and competition laws of certain foreign countries often apply to transactions such as the Offer and the Merger and filings and notifications may be required when such laws are applicable. Parent and RC2 do not believe that any such filings are required in connection with the Offer or the Merger. Nonetheless, it is possible that foreign antitrust laws might apply to the Offer or the Merger even in the absence of a regulatory filing obligation, and it is possible that foreign antitrust authorities might take action in connection with the Offer or the Merger in the absence of such obligation. Consummation of the Offer is subject to the Antitrust Condition, which includes a requirement that all approvals, clearances, filings or waiting periods or consents of governmental authorities required pursuant to any foreign antitrust laws applicable to the Offer or the Merger have expired, are deemed to have expired, or have been made or received or deemed received, as the case may be. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase for certain information regarding the conditions to the Offer, including the Antitrust Condition and conditions with respect to certain governmental actions in connection with the Offer and the Merger.

State Takeover Laws.  A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

As a Delaware corporation, RC2 is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

RC2 has represented to us in the Merger Agreement that it has taken all action required to be taken in order to exempt the Merger Agreement, the other agreements contemplated by the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, from any requirements of any “moratorium,” “control share,” “fair price,” affiliate transaction,” “anti-greenmail,” “business combination” or other anti-takeover laws of any jurisdiction, including Section 203 of the DGCL.

RC2, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

Legal Proceedings.  The following is a summary of certain information related to a complaint filed against RC2, individual members of RC2’s board of directors, Parent and Purchaser. This summary is qualified in its entirety by reference to such complaint, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule TO. The complaint may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the complaint for a more complete description of the information summarized below.

On March 22, 2011, Laborers’ Local #231 Pension Fund, a purported shareholder of RC2, filed a putative class action in the Circuit Court of Cook County, Illinois, captioned Laborers’ Local #231 Pension Fund v. RC2 Corporation et al., Case No. 11CH10899, naming as defendants RC2, the individual members of RC2’s board of directors, Parent and Purchaser. On behalf of a putative class of RC2 shareholders, plaintiff asserts claims against the individual directors of RC2 for breaches of fiduciary duty in connection with the Offer and the Merger and against RC2, Parent and Purchaser for aiding and abetting those breaches. Plaintiff seeks certain equitable relief, including an injunction against consummation of the Offer and the Merger and rescission of the Merger Agreement, and attorney’s fees and other costs. Parent and Purchaser believe that this action is without merit and intend to defend their positions in this matter vigorously.

Stockholder Approval.  RC2 has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement and all employment related agreements described below at Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements” to which it is a party by RC2 and the consummation by RC2 of the Offer, the Merger and all employment related agreements described below at Section 11 — “The Merger Agreement; Other Agreements — New Employment Agreements and Other Employment-Related Agreements” have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of RC2 are necessary to authorize the execution, delivery and performance by RC2 of the Merger Agreement or to consummate the transactions (other than, with respect to the Merger, the adoption of the Merger Agreement by the holders of a majority of the then-outstanding Shares, if and to the extent required under DGCL). As described above in Section 12 — “Purpose of the Offer, Plans for RC2 — Plans for RC2”, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of RC2. Parent and Purchaser have agreed pursuant to the Merger Agreement that they will cause all Shares then owned by them and their subsidiaries to be voted in favor of the adoption of the Merger Agreement and approval of the Merger.

17.	Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Unless the Court in its discretion determines otherwise for good cause shown, such interest will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share held by such stockholder will be converted into the right to receive $27.90 or any greater per Share price paid in the Offer, without interest and less any withholding taxes. A stockholder may withdraw his, her or its demand for appraisal by delivering to RC2 a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time (or thereafter with the consent of the surviving corporation).

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time.  The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Parent and Purchaser have retained Okapi Partners LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding to their customers materials relating to the Offer. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tender of Shares be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. RC2 is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than 10 business days from the date of this Offer to Purchase, setting forth the recommendation of the RC2 board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning RC2” above.

Neither the Offer nor this Offer to Purchase and the Letter of Transmittal constitutes a solicitation of proxies for any meeting of RC2’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Galaxy Dream Corporation
March 24, 2011

SCHEDULE I

INFORMATION RELATING TO PARENT AND PURCHASER

1.	Directors and Officers of Parent

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. Unless otherwise specified below, the business address and phone number of each such director and executive officer is 7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan, +81-3-5654-1288, and each is a citizen of Japan.

Name and Position, Business Address	Present Principal Occupation or Employment; Material
(if applicable)	Positions Held During the Past Five Years

Kantaro Tomiyama President & CEO Director
President & CEO, TOMY Company, Ltd., June 2000 to Present.

Unlimited liability partner, Tsukasa Fudosan, (Real Estate Business), 2007 to Present, Omochano-machi 2-21-18, Mibumachi, Shimotsukagun, Tochigi Japan.

CEO, Toy Card Co., Ltd., (Gift Card Business), 2006 to Present, Komagata 2-4-11, Taito-ku, Tokyo Japan.

CEO, TOMY Insurance, (Insurance Business), 2006 to Present, 7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan.

Keita Satoh Vice President Chief Marketing Officer	Executive Vice President, TOMY Company, Ltd., March 2006 to Present. CEO, Seebox Co., Ltd., Yoshikuni Komagata Bldg. 9F, Komagata 2-4-11, Taito-ku, Tokyo, Japan.

President and CEO, Tokyo Angel Corporation, (Children’s Clothes, Care Products, Medical Devices and Welfare Apparatus), May 2004 to May 2006, 5-4-9, Ooyado Adachi-ku, Tokyo, Japan

Shiryo Okuaki Vice President Head of Bureau of Corporate Strategy	Executive Vice President, TOMY Company, Ltd., November 2009 to Present. Chief Sales Officer, TOMY Company, Ltd., June 2006 to October 2009

Toshiki Miura Managing Director Chief Financial Officer	Chief Financial Officer, TOMY Company, Ltd., June 2003 to Present.

Isamu Takahashi Executive Managing Officer	Executive Managing Officer, Director, TOMY Company, Ltd., March 2006 to Present. Chief International Officer, Director, TOMY Company, Ltd., October 2003 to February 2006.

Osamu Mashimo, Senior Executive Officer Head of Global Boys Business	Senior Executive Officer, TOMY Company, Ltd., October 2006 to Present.

Shigeki Yanagisawa Director Senior Executive Officer Deputy Head, Bureau of Corporate Strategy	Senior Executive Officer, TOMY Company, Ltd., November 2009 to Present; Chief Production Officer, April 2009 to October 2009, Senior Executive Officer, July 2008 to March 2009, Chief Production Officer, June 2008, Senior Executive Officer, April 2006 to May 2008, Director, June 2004 to March 2006.

Name and Position, Business Address	Present Principal Occupation or Employment; Material
(if applicable)	Positions Held During the Past Five Years

Jun Tsusaka Director Atago Green Hills Mori Tower 2-5-1 Atago, Minato-ku, Tokyo, Japan
Partner, Managing Director and Representative of TPG Capital-Japan, Ltd., (Private Equity Business), June 2006 to Present, Atago Green Hills Mori Tower, 2-5-1 Atago, Minato-ku, Tokyo, Japan.

Co-Founder and Principal, General Partner, Brera Capital Partners, 805 Third Avenue, 19th Floor, New York, NY 10022, 1997- May 2006.

Akio Ishida Director Atago Green Hills Mori Tower 2-5-1 Atago, Minato-ku, Tokyo, Japan	Vice Chairman-Japan, TPG Capital-Japan, Ltd., September 2006 to Present; Vice Chairman, Banking Division, Merrill Lynch Japan Securities Co., Ltd., (Financial Services), November 1973 to August 2006.

Kakuei Miyagi Director	Board Director, TOMY Company, Ltd., June 2009 to Present.

Corporate Auditor, Nippon Coke & Engineering, Co., Ltd., (Manufacturing), June 2008 to Present, 3-3-3 Toyosu, Koto-ku, Tokyo 135-6007, Japan.

President, The Yoei Holdings Co., Ltd., (Residential and Office Building Development), June 2002 to June 2008, 7-14-16 Ginnza, Chuo-Ku, Tokyo 104-0061, Japan.

Osamu Yasaka Director 3-21-14 Kinuta, Setagaya-ku Tokyo, Japan	President & CEO of Marunouchi Capital, (Private Equity), April 2006 to Present; President & CEO of Nikko Investor Relations from April 2005 to March 2008; Board Director of Joyful Honda from August 2009 to Present.

Kazuhiro Kojima Director 3-31-17 Akatsutsumi, Setagaya-ku, Tokyo, Japan	Managing Director of Marunouchi Capital, April 2008 to Present, 1-3-1, Marunouchi, Chiyoda-ku, Tokyo Japan.
Employee, Mitsubishi Corporation, (General Trading Company), Presently, 2-3-1, Marunouchi, Chiyoda-ku, Tokyo Japan

Minoru Rikiishi Head of Domestic Sales	Senior Executive Officer, Head of Domestic Sales, TOMY Company, Ltd., October 2008 to Present, Senior Executive Officer, Deputy Head of Domestic Sales, July to September 2008, Executive Officer, Deputy Head of Domestic Sales, July 2007 to June 2008, Senior General Manager, Domestic Sales, March to June 2007, Senior General Manager, Domestic Sales Strategy Office, June 2006 to March 2007, General Manager, Domestic Sales Group, March to May 2006.

Shunji Kamio Head of Research & Development	Executive Officer, Head of R&D, TOMY Company, Ltd., October 2008 to Present, Executive Officer, Toy Marketing, October 2006 to September 2008, Executive Officer, Frontier Marketing, June 2006 to September 2006, Executive Officer, Frontier Business, March 2006 to May 2006.

Kenichi Kuroki Head of Asia Business	Executive Officer, TOMY Company, Ltd., Head of Asia Business, January 2010 to Present, Asia Business, October 2008 to December 2009, Asia Business & Trading Card Game & Hobby, April 2008 to September 2008, Trading Card Game & Hobby, June 2006 to March 2008, Trading Card Game, March 2006 to May 2006.

Name and Position, Business Address	Present Principal Occupation or Employment; Material
(if applicable)	Positions Held During the Past Five Years

Masaya Sawada Head of Marketing	Executive Officer, TOMY Company, Ltd., Head of Marketing, October 2008 to Present, Brands & Content Planning, April 2008 to September 2008, Strategy Marketing, October 2006 to March 2008, Deputy Head, Global Sales, June 2006 to September 2006, Contents Business, January 2006 to May 2006.

Kenichi Susa Head of Production and Procurement	Executive Officer, TOMY Company, Ltd., March 2006 to Present.

Shoji Tajima Head of Business Administration	Executive Officer, Head of Business Administration, TOMY Company, Ltd., July 2007 to Present. Deputy Head of Administration, TOMY Company, Ltd., March 2006 to Jun 2007.

Yoshitaka Sako Domestic Sales Corporate Business Administration	Executive Officer, TOMY Company, Ltd., July 2008 to Present; General Manager, January 2006 to June 2008.

Masaru Nakajima Head of Global Business	Executive Officer, Head of Global Business, TOMY Company, Ltd., January 2010 to Present, General Manager, Deputy Head of Global Business, October 2007 to December 2009, General Manager, Entertainment Toy Group, April 2007 to September 2007, General Manager, North America Group, June 2006 to March 2007, General Manager, Global Sales & Marketing Group, March 2006 to May 2006.

Msanori Mizunuma Head of Tomica/Plarail Business	Executive Officer, Head of Tomica/Plarail Business, TOMY Company, Ltd., January 2010 to Present, Executive Officer, Head of Toy Business, October 2008 to December 2010, Executive Officer, Toy Marketing Section 1, July 2008 to September 2008, Senior General Manager, Toy Marketing Section 1, October 2007 to June 2008, General Manager, Tomica Business Group, March 2006 to May 2006.

Yoshikazu Abe Head of Character Business	Executive Officer, Head of Character Business, TOMY Company, Ltd., July 2009 to Present, Senior General Manager, Head of Character Business, October 2008 to June 2009, General Manager, Toy Sales Group and Sales Group 1, March 2006 to September 2008.

Yoshihiro Morioka* Head of Digital Business	Executive Officer, Head of Digital Business, TOMY Company, Ltd., July 2009 to Present, Senior General Manager, Head of Digital Business, October 2008 to June 2009, General Manager, Deputy Head of Digital Business, April 2008 to September 2008, General Manager, Digital Entertainment, March 2006 to March 2007.

Robert Mann Executive Officer Bureau of Corporate Strategy Citizen of the United Kingdom	Executive Officer, Bureau of Corporate Strategy, TOMY Company, Ltd., July 2010 to Present.

President and CEO, Tomy UK, Ltd., January 2005 to Present, St. Nicolas House, St. Nicholas Rd., Sutton Surrey SM1 1EH United Kingdom.

President and CEO, Tomy France, SARL Parc D’Affaires International BP358 Archamps 74166, January 2005 to Present.

*	Yoshihiro Morioka will no longer be an executive officer as of March 31, 2011.

2.	Directors and Officers of Purchaser

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. Unless otherwise specified below, the business address and phone number of each such director and executive officer is 7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan, +81-3-5654-1288, and each is a citizen of Japan.

Name and Position, Business	Present Principal Occupation or Employment; Material
Address (if applicable)	Positions Held During the Past Five Years

Kantaro Tomiyama Sole Director and President	See description under “Directors and Officers of Parent.”

Masayuki Nagatake Secretary	Executive General Manager, Corporate Strategy, TOMY Company, Ltd., May 2009 to Present.

2-24-19 Shinden, Ichikawa shi, Chiba, Japan, 272-0035	Director, UNIQLO International, Fast Retailing Co., Ltd. (Retail Clothing), April 2008 to April 2009, Kudankita 1-13-12, Chiyoda, Tokyo, Japan
CEO, UNIQLO UK. (Retail Clothing), Ltd., July 2003 to March 2008, 3rd Floor, 311 Oxford Street, London, W1C 2HP, U.K.

President, Fast Retailing France S.A.S. (Retail Clothing), April 2005 to March 2008, 50/52 Boulevard Haussmann, 75009, Paris, France

Toshiki Miura Treasurer	See description under “Directors and Officers of Parent.”

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By First Class Mail:	By Registered, Certified or Express Mail or by Overnight Courier:
Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor
New York, New York 10022

Stockholders may call toll free (877) 869-0171
Banks and Brokers may call collect (212) 297-0720
Email: info@okapipartners.com